FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-12568

Banco BBVA Argentina S.A.

(Exact name of Registrant as specified in its charter)

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av., C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Banco BBVA Argentina S.A.

Item
1.	Financial Statements as of March 31, 2020.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED

MARCH 31, 2020

Banco BBVA Argentina S.A.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	03.31.20	12.31.19
ASSETS
Cash and deposits in banks	7	146,518,286	168,447,403
Cash		37,326,337	50,368,207
Financial institutions and correspondents		109,191,949	118,079,196
Argentine Central Bank (BCRA)		104,799,668	115,885,703
Other in the country and abroad		4,392,281	2,193,493
Debt securities at fair value through profit or loss	8	9,059,229	4,452,088
Derivatives	9	2,155,425	3,284,689
Repo transactions	10	3,201,694	—
Other financial assets	11	18,541,094	5,056,367
Loans and other financing	12	218,537,669	210,521,665
Non-financial government sector		581	493
Argentine Central Bank (BCRA)		11,273	18,763
Other financial institutions		5,026,311	5,471,908
Non-financial private sector and residents abroad		213,499,504	205,030,501
Other debt securities	13	64,756,406	48,701,563
Financial assets pledged as collateral	14	6,815,417	6,385,453
Current income tax assets	15 a)	24,622	28,220
Investments in equity instruments	16	1,811,853	2,216,211
Investments in associates	17	1,126,379	1,116,747
Property and equipment	18	27,331,681	28,105,172
Intangible assets	19	919,168	840,905
Deferred income tax assets		7,416,288	5,735,315
Other non-financial assets	20	4,260,161	4,604,216
Non-current assets held for sale	21	178,903	178,903

TOTAL ASSETS		512,654,275	489,674,917

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	03.31.20	12.31.19
LIABILITIES
Deposits	22 and Exhibit H	327,959,863	316,917,643
Non-financial government sector		3,473,308	3,167,294
Financial sector		286,915	192,337
Non-financial private sector and residents abroad		324,199,640	313,558,012
Liabilities at fair value through profit or loss	23	—	626,102
Derivatives	9	331,591	3,312,621
Other financial liabilities	24	42,830,228	31,073,389
Financing received from the BCRA and other financial institutions	25	3,627,151	6,628,457
Corporate bonds issued	26	7,498,543	7,889,932
Current income tax liabilities	15 b)	11,577,761	8,699,479
Provisions	27 and Exhibit J	11,273,813	11,585,943
Other non-financial liabilities	28	18,780,311	18,426,905

TOTAL LIABILITIES		423,879,261	405,160,471

EQUITY
Share capital	30	612,710	612,710
Non-capitalized contributions		20,893,825	20,893,825
Capital adjustments		14,632,579	14,632,579
Reserves		47,241,771	47,241,771
Retained earnings		10,460,210	(17,844,403)
Other accumulated comprehensive income/(loss)		(9,871,341)	(11,026,309)
Income for the period		3,078,940	28,304,613

Equity attributable to owners of the Parent		87,048,694	82,814,786
Equity attributable to non-controlling interests		1,726,320	1,699,660

TOTAL EQUITY		88,775,014	84,514,446

TOTAL LIABILITIES AND EQUITY		512,654,275	489,674,917

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 03.31.20	Accumulated as of 03.31.19
Interest income	31	24,612,502	28,416,766
Interest expense	32	(8,171,286)	(13,372,696)

Net interest income		16,441,216	15,044,070

Commission income	33	5,400,962	5,896,365
Commission expenses	34	(3,525,110)	(3,594,108)

Net commission income		1,875,852	2,302,257

Net income from financial instruments at fair value through profit or loss	35	1,000,110	3,752,589
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36	(127,002)	(6,264)
Foreign exchange and gold gains/(losses)	37	1,237,269	1,975,765
Other operating income	38	1,038,967	5,268,011
Loan loss allowances	Exhibit R	(1,623,363)	(1,617,615)

Net operating income		19,843,049	26,718,813

Personnel benefits	39	(4,439,276)	(4,202,447)
Administrative expenses	40	(3,589,942)	(3,160,419)
Depreciation and amortization	41	(822,794)	(1,229,499)
Other operating expenses	42	(3,111,531)	(4,509,182)

Operating income		7,879,506	13,617,266

Income (loss) from associates and joint ventures		27,177	(76,309)
Gain (loss) on net monetary position		(2,623,512)	(5,021,933)

Income before income tax		5,283,171	8,519,024

Income tax	15 c)	(2,175,775)	(3,649,156)

Income for the period		3,107,396	4,869,868

Income attributable to:
Owners of the Parent		3,078,940	4,870,007
Non-controlling interests		28,456	(139)

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

Accounts	03.31.20	03.31.19
Numerator:
Net income attributable to owners of the Parent	3,078,940	4,870,007
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	3,078,940	4,870,007
Denominator:
Weighted average of outstanding common shares for the period	612,683,684	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,683,684	612,659,638
Basic earnings per share (stated in pesos)	5.0253	7.9490
Diluted earnings per share (stated in pesos) (1)	5.0253	7.9490

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

	Accumulated as of 03.31.20	Accumulated as of 03.31.19
Income for the period	3,107,396	4,869,868
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the Share in OCI from associates and joint ventures at equity method	(18,442)	(42,437)

	(18,442)	(42,437)

Income or loss on hedge instruments - Cash flow hedge
(Loss) on hedge instrument for the period	(1,750)	—
Income tax	383	—

	(1,367)	—

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	1,134,069	2,114,225
Reclassication adjustment for the period	127,002	6,264
Income tax	(76,038)	160,191

	1,185,033	2,280,680

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
(Loss) on equity instruments at fair value through OCI	(15,628)	—
Income tax	4,688	—

	(10,940)	—

Total Other Comprehensive Income for the period	1,154,284	2,238,243

Total comprehensive income	4,261,680	7,108,111

Total comprehensive income:
Attributable to owners of the Parent	4,233,908	7,108,250
Attributable to non-controlling interests	27,772	(139)

Notes and exhibits are an integral part of these financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

	2020											2019
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the parent	Total equity attributable to non-controlling interests	Total	Total
Restated balances at the beginning of the year	612,710	20,893,825	14,632,579	(11,073,041)	46,732	11,153,149	36,088,622	12,539,900	84,894,476	1,699,660	86,594,136	72,553,300
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. (See Note 5.2.c.)	—	—	—	—	—	—	—	(2,079,690)	(2,079,690)	—	(2,079,690)	(318,744)

Adjusted balance at the beginning of the year	612,710	20,893,825	14,632,579	(11,073,041)	46,732	11,153,149	36,088,622	10,460,210	82,814,786	1,699,660	84,514,446	72,234,556

Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	3,078,940	3,078,940	28,456	3,107,396	4,870,007
- Other Comprehensive Income for the period	—	—	—	1,185,033	(30,065)	—	—	—	1,154,968	(684)	1,154,284	2,238,243
Difference derived from impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. Group “B” institutions.	—	—	—	—	—	—	—	—	—	(1,112)	(1,112)	—

Balances at fiscal period-end	612,710	20,893,825	14,632,579	(9,888,008)	16,667	11,153,149	36,088,622	13,539,150	87,048,694	1,726,320	88,775,014	79,342,806

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

Accounts	03.31.20	03.31.19
Cash flows from operating activities
Income before Income Tax	5,283,171	8,519,024
Adjustment for total monetary income for the period	2,623,512	5,021,933
Adjustments to obtain cash flows from operating activities:	(2,891,596)	(6,762,916)
Depreciation and amortization	822,794	1,229,499
Loan loss allowance	1,623,363	1,617,615
Effect of foreign exchange changes	(4,490,131)	(4,519,174)
Income/(loss) from sale of Prisma Medios de Pagos S.A.	—	(4,186,430)
Other adjustments	(847,622)	(904,426)
Net increases from operating assets:	(64,744,086)	(39,230,246)
Debt securities at fair value through profit or loss	(4,394,855)	7,798,030
Derivatives	1,127,514	(352,890)
Repo transactions	(3,201,694)	(13,745,349)
Loans and other financing	(24,340,566)	(4,913,812)
Non-financial government sector	(88)	(333)
Other financial institutions	(1,511,513)	5,182,935
Non-financial private sector and residents abroad	(22,828,965)	(10,096,414)
Other debt securities	(19,335,352)	(22,777,240)
Financial assets pledged as collateral	(898,017)	(852,485)
Investments in equity instruments	197,655	(2,610,435)
Other assets	(13,898,771)	(1,776,065)
Net increases from operating liabilities:	45,992,210	31,060,768
Deposits	34,393,644	28,826,404
Non-financial government sector	306,014	180,242
Financial sector	262,108	(106,317)
Non-financial private sector and residents abroad	33,825,522	28,752,479
Liabilities at fair value through profit or loss	(626,102)	1,980,713
Derivatives	(2,981,030)	315,704
Repo transactions	—	(23,748)
Other liabilities	15,205,698	(38,305)
Income tax paid	(372,754)	(381,421)

Total cash flows used in operating activities	(14,109,543)	(1,772,858)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

Accounts	03.31.20	03.31.19
Cash flows from investing activities:
Payments:	(377,654)	(1,215,966)
Purchase of property and equipment, intangible assets and other assets	(377,654)	(1,215,966)
Collections:	191,075	2,686,543
Sale of investments in equity instruments	—	2,686,543
Other collections related to investing activities	191,075	—

Total cash flows (used in)/generated by investing activities	(186,579)	1,470,577

Cash flows from financing activities
Payments:	(2,051,363)	(525,400)
Non-subordinated corporate bonds	(1,307,866)	(324,396)
BCRA	(484)	—
Financing from local financial institutions	(542,121)	—
Leases	(200,892)	(201,004)
Collections:	750,586	2,531,551
Issuance of own equity instruments	750,586	—
Non-subordinated corporate bonds	—	2,514,915
BCRA	—	16,636

Total cash flows (used in) / generated by financing activities	(1,300,777)	2,006,151

Effect of exchange rate changes on cash and cash equivalents	4,490,131	4,519,174
Effect of monetary income (loss) on cash and cash equivalents	(10,822,349)	(16,293,218)

Total changes in cash flows	(21,929,117)	(10,070,174)

Restated cash and cash equivalents at the beginning of the year (Note 7)	168,447,403	164,347,080

Cash and cash equivalents at fiscal period-end (Note 7)	146,518,286	154,276,906

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR

THE FISCAL PERIOD ENDED

MARCH 31, 2020

(Stated in thousands of pesos)

1.	General information

1.1	Information of Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 246 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of March 31, 2020.

These consolidated interim financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group “B” financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2021, as stated in Note 2 to these consolidated condensed interim financial statements.

The Entity’s subsidiaries are listed below:

•	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009;

•	PSA Finance Argentina Compañía Financiera S.A.: a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

•	Volkswagen Financial Services Compañía Financiera S.A. (VWFS): A financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the CNV, establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2	Economic context

The future development of Argentina’s macroeconomic conditions is somewhat uncertain as a consequence of the volatility of financial assets, and certain recently enacted laws and regulations, affecting the foreign exchange market, the projected future changes in interest rates, and inflation levels.

In particular, and concerning financial assets, the Argentine Government issued Decree No. 596/2019 dated August 28, 2019, putting off the maturity of short-term securities (Letes, Lecap, Lecer, and Lelink). Furthermore, by means of Decree No. 49/2019 dated December 19, 2019, the Argentine Government put off the repayment of US-dollar denominated Treasury Bills until August 31, 2020.

Against this backdrop, on December 23, 2019, the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) was published in the Official Gazette, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency until December 31, 2020.

The Economic Emergency Law has also put off until December 31, 2021 the reduction of the income tax rate (see Note 15) and 2017 Fiscal Covenant which established a gradual decrease in turnover tax until December 31, 2020.

In addition, Decree No. 141/2020 dated February 11, 2020 rolled over the repayment of Argentina’s dual currency bonds due in 2020 (“Bonos de la Nación Argentina en Moneda Dual Vencimiento 2020”) to September 30, 2020, while interrupting the accrual of interest on such instruments. Furthermore, Decree No. 346/2020 dated April 5, 2020 mandated the deferral of principal and interest payments on Argentina’s sovereign debt in the form of US-dollar denominated securities issued under Argentine law until December 31, 2020, or until such other earlier date as the Ministry of Economy may determine from time to time, considering the progress made against and the execution of the process to reestablish Argentina’s public debt sustainability.

As of March 31, 2020, the Entity holds national securities subject to restructuring for an aggregate amount of 7,411,834. These securities are measured at fair value through other comprehensive income, and were recognized for a lower amount of 1,853,895 to reflect the decline in prices.

On September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth extraordinary and interim guidelines concerning the foreign exchange market. Besides, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA’s previous consent would be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) over three business days before their due date. Then, on December 30, 2019, the BCRA issued Communication “A” 6856, establishing that the preceding provisions would remain in force on and after December 31, 2019. As of the date of these financial statements, the BCRA has issued further regulations imposing new restrictions to access the exchange market.

1.3	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation around the world, having affected more than 150 countries. Most governments are taking restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., heath, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. Finally, on March 19, 2020, the Executive Branch issued Decree No. 297/2020 mandating social distancing measures, effective from March 20 up to and including March 31, with subsequent extensions until May 24, 2020 by means of Decrees No. 325/2020, 335/2020, 408/2020 and 459/2020. On May 25, 2020, the Argentine Government published Decree No. 493/2020, extending the term set forth by Decree No. 297/2020 up to and including June 7, 2020, which term may be extended for as long as deemed required to address the pandemic. On June 4, 2020, the Executive Branch announced the lockdown would continue until June 28, 2020.

These measures encompass the slowdown or suspension of most non-essential activities carried on by individuals and, as such, are having a significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)

eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system debtors’ classification and allowance assessment, according to the BCRA’s rules and regulations;

b)	restrictions on positions held by entities in Bills issued by the BCRA (LELIQs);

c)	credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages;

d)	extension of the payment term of credit card outstanding balances, and suspended indexation of mortgage loan payments until September 30, 2020;

e)	suspended hikes in fees and commissions until June 30, 2020; and

f)	ceiling rates on credit card financing arrangements and floor rates on time deposits.

In addition, the distribution of profits by financial institutions was suspended until December 31, 2020.

The events described in the preceding Notes 1.2. and 1.3. affect the Entity’s operations, while also affecting the calculation of expected losses under IFRS 9 and the valuation of debt instruments issued by the government sector, by curbing the financial margin and restricting the Entity’s ability to charge fees and commissions on certain activities.

As of March 31, 2020, the payment of minimum capital and minimum cash requirements surpasses the minimum thresholds mandated by the BCRA, with no deficiencies in these ratios being expected to occur in the following twelve months.

The Entity’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impacts on its financial position.

However, the Entity’s management considers that the above-described circumstances do not prevent the application of the accounting standards a going concern is required to apply in preparing its financial statements as of March 31, 2020.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements as of and for the three-month period ended March 31, 2020 were prepared pursuant to the reporting framework set forth by the Argentine Central Bank (BCRA) pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders’ equity as of March 31, 2020 and December 31, 2019 would have been reduced by 3,676,608 and 3,892,574, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years commencing on or after January 1, 2021 for Group “B” institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of March 31, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be afforded to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 5,871,923 as of March 31, 2020 and December 31, 2019, respectively.

The exceptions described above imply a deviation from IFRS.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2019. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2019 are included.

Furthermore, the B.C.R.A., through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. as of June 8, 2020.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

As mentioned in Note 5.1, the Entity presents all the periods reflected in these financial statements in constant currency as of March 31, 2020.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of March 31, 2020 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2019.

In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2019.

5.	Significant accounting policies

In preparing these consolidated condensed financial statements, the Entity applied the same accounting policies as those relied on in preparing its financial statements as of December 31, 2019, with the following exceptions:

•	The adoption of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), as mandated by the BCRA through Communication “A” 6651, and

•

A change in the method applied for the calculation of the impairment of financial assets according to Communication “A” 6778 issued by the BCRA, which established the adoption of the expected loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”).

Below is a description of the new accounting policies applied by the Entity:

5.1.	Adoption of IAS 29

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years’ cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, commencing on July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”); and

•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities which are not stated in the measuring unit current at the end of the reporting period should be adjusted for the pertinent price index. The adjusted value of a non-monetary item is written down if it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first comparative period (January 1, 2019) under Unappropriated retained earnings. All items of the consolidated statements of income and other comprehensive income are restated into the measuring unit current at the reporting period end (March 31, 2020). The gain or loss on net monetary position is recognized in the (consolidated) statement of income.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the statement of financial position as of January 1, 2019 was restated, which is the oldest financial information reported;

b)	the statement of financial position as of March 31, 2019 was restated;

c)

the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2019 were restated, calculating and separately disclosing the gain or loss on net monetary position;

d)	the statement of financial position as of December 31, 2019 was restated;

e)	the statement of financial position as of March 31, 2020 was restated;

f)

the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2020 were restated, calculating and separately disclosing the gain or loss on net monetary position.

In applying IAS 29 to the statement of financial position, the Bank has relied on the following methodology and criteria:

a)	Non-monetary assets were restated applying the price index. The restated amounts were written down to their recoverable values, applying the pertinent IFRS, where appropriate.

b)	Monetary assets were not restated.

c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the pertinent contract.

d)	The measurement of investments accounted for under the equity method was based on associates’ and joint businesses’ information prepared in accordance with IAS 29.

e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

f)

As of January 1, 2019, all shareholders’ equity items, other than Unappropriated retained earnings, were restated by applying the price index as from the date of contribution or origination.. In subsequent periods, all shareholders’ equity items were restated applying the price index since the beginning of the year, or since the contribution date, if later.

In applying IAS 29 to the statements of income, other comprehensive income and cash flows, the Bank has relied on the following methodology and criteria:

a)	all items of the statements of income, other comprehensive income and cash flows were restated into the measuring unit current at March 31, 2020;

b)	the gain or loss on net monetary position is recognized in the statement of income; and

c)

gains or losses on cash and cash equivalents are disclosed in the statement of cash flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning and at the end of the period.

Below is a summary of the main impacts from the application of IAS 29 on shareholders’ equity as of January 1, 2019 and December 31, 2019, recognized in Unappropriated retained earnings:

	12.31.19	01.01.19
Equity before applying IAS 29	63,387,906	38,381,313
Total impact of application of IAS 29 (1)	15,011,758	5,177,957
Equity in terms of measuring unit current as of December 31, 2019 / January 1, 2019	78,399,664	43,559,270
Adjustment for restatement of equity to measuring unit current as of March 31, 2020 (2)	6,114,782	28,675,286
Equity in terms of measuring unit current as of March 31, 2020	84,514,446	72,234,556
Total recognized in Unappropriated Retained Earnings (1) + (2)	21,126,540	33,853,243

Below is a summary of the main impacts from the application of IAS 29 on the Bank’s statement of income for the three-month period ended March 31, 2019:

03.31.19
Income for the period before applying IAS 26	5,827,051
Total impact of application of IAS 29	(1,035,824)
Income in terms of measuring unit current as of December 31, 2019 / January 1, 2019	4,791,227
Adjustment for restatement of income to measuring unit current as of March 31, 2020	2,316,884
Income in terms of measuring unit current as of March 31, 2020	7,108,111

5.2.	Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”), effective since January 1, 2020, with retroactive effects. The impact of the change in accounting policy is recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date.

Below is a description of the accounting policy applied in preparing these financial statements and before:

a) Since January 1, 2020

The Bank recognizes an allowance for loan losses on the basis of the expected credit loss model, for the following financial instruments which are not measured at fair value through profit or loss:

•	financial assets that are debt instruments,

•	lease receivables,

•	financial guarantee contracts, and

•	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The Bank measures the allowance for loan losses as the expected credit losses for the following twelve months on financial instruments (other than lease receivables) which have not experienced a significant increase in credit risk since initial recognition. The expected credit losses for the following 12 months represent the portion of expected credit losses resulting from a default event on a financial instrument which is likely to occur within 12 months after the reporting period end.

As for the rest, the Bank measures the allowance for loan losses for an amount equal to the expected credit losses throughout the instrument lifetime.

An allowance for loan losses related to lease receivables is always measured for an amount equal to the expected credit losses throughout the instrument lifetime.

Measurement of expected credit losses (ECL)

ECLs are a weighted average, which is calculated by considering:

•

financial assets that are not impaired at the reporting period end: the present value of the difference between cash flows owing to the Bank calculated on the basis of contractual terms, and the cash flows the Bank expects to receive;

•	financial assets that are impaired at the reporting period end: it is the difference between the carrying amount (before allowances) and the estimated present value of future cash flows;

•	undisbursed loan commitments: the present value of the difference between contractual cash flows if the Bank grants a loan, and the cash flows the Bank expects to receive;

•	financial guarantee contracts: payments expected to be reimbursed to the guarantee holder, net of any amount the Bank expects to recover.

Restructured financial assets

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced for another one as a consequence of debtor’s financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

•	If the expected restructuring will not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset is considered.

•	If the expected restructuring will result in the derecognition of the existing asset, then, the fair value of the new asset is considered as the final cash flow from the existing financial asset.

Impaired financial assets

At each reporting period end, the Bank assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

•	borrower’s or issuer’s significant financial distress,

•	contractual breach,

•	restructuring of a loan under conditions the Bank would not otherwise agree to,

•	when borrower is likely to go into bankruptcy or other form of financial reorganization, or

•	disappearance of an active market for a security due to issuer’s financial distress.

A loan that was renegotiated due to an impairment in borrower’s credit status is usually deemed impaired, unless objective evidence exists that the risk of not receiving contractual cash flows has decreased, with no other evidence of impairment. In addition, a consumer loan over 90 days past due is deemed impaired.

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

•	Financial assets measured at amortized cost: as a write-down of the asset carrying amount.

•

Financial assets measured at fair value through OCI: no allowance is recognized in the statement of financial position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.

•	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments in liabilities in the statement of financial position.

Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery.

b) Prior to January 1, 2020

Prior to January 1, 2020, the Entity recognized the impairment of financial assets according to Communication “A” 2950, as amended, issued by the BCRA. As mandated by such regulation, the Bank was required to:

•	classify debtors based on their “status” pursuant to the guidelines of the BCRA, and

•	recognize an allowance for loan losses based on a schedule that indicated the percentage rates to be accrued for, taking into consideration debtor’s standing and guarantees in force.

The BCRA required that customers within the “commercial portfolio” be analyzed and classified on an individual basis. The commercial portfolio included loans exceeding an amount set forth by the BCRA, with repayment being related to the course of customer’s productive or business activity. The assessment of debtor’s repayment capacity was based on financial flows estimated on the basis of updated financial information and industry parameters, taking into consideration other circumstances of the business activity.

The “consumer portfolio”, in turn, was analyzed globally, and debtors were classified based on the days in arrears. The consumer portfolio included consumer loans, housing loans and loans up to an amount set forth by the BCRA.

Increases in the allowance for loan losses related to “Loans and other financing” were recognized in “Loan loss allowances” in the consolidated Statement of income.

c) Effect of the change in accounting policy

The effect of the change in the accounting policy for the assessment of impairment of financial assets as at the transition date (January 1, 2019) is shown below:

Description	As per financial statements as of December 31, 2018	As per financial statements as of December 31, 2018 restated in currency as of March 31, 2020	Effect of change in accounting policy (1)	As of January 1, 2019- modified balances
Other financial assets	84,321	139,830	—	139,830
Loans and other financing	4,258,239	7,061,458	(265,489)	6,795,969
Other financial institutions	85,488	141,765	(86,237)	55,528
Non-financial private sector and residents abroad	4,172,751	6,919,693	(179,252)	6,740,441
Overdrafts	110,147	182,657	105,813	288,470
Instruments	1,164,674	1,931,385	(1,526,070)	405,315
Mortgage loans	99,518	165,031	(63,914)	101,117
Pledge loans	44,250	73,380	(32,378)	41,002
Personal loans	808,085	1,340,051	16,796	1,356,847
Credit cards	1,359,528	2,254,512	328,028	2,582,540
Finance leases	47,227	78,317	(9,726)	68,591
Other	539,322	894,360	1,002,199	1,896,559
Other debt securities	1,314	2,179	(119)	2,060
Contingent commitments	1,483	2,459	591,760	594,219

Total	4,345,357	7,205,926	326,152	7,532,078

(1)	The effect of the change in the accounting policy does not include the impact of the deferred income tax.

The effect of the change in the accounting policy for the assessment of impairment of financial assets as at January 1, 2020 is shown below:

Description	As per financial statements as of December 31, 2019	As per financial statements as of December 31, 2019 restated in currency as of March 31, 2020	Effect of change in accounting policy (1)	As of January 1, 2020- modified balances
Other financial assets	2,162,652	2,331,328	(2,087,366)	243,962
Loans and other financing	8,329,232	8,978,871	3,288,965	12,267,836
Other financial institutions	37,174	40,073	114,061	154,134
Non-financial private sector and residents abroad	8,292,058	8,938,798	3,174,904	12,113,702
Overdrafts	107,287	115,655	568,693	684,348
Instruments	2,822,022	3,042,126	(2,055,328)	986,798
Mortgage loans	147,239	158,723	(5,948)	152,775
Pledge loans	207,012	223,158	(12,315)	210,843
Personal loans	1,244,638	1,341,714	116,711	1,458,425
Credit cards	2,409,126	2,597,026	1,057,754	3,654,780
Finance leases	89,627	96,617	41,622	138,239
Other	1,265,107	1,363,779	3,463,715	4,827,494
Other debt securities	784	845	(108)	737
Contingent commitments	925	997	975,530	976,527

Total	10,493,593	11,312,041	2,177,021	13,489,062

(1)	The effect of the change in the accounting policy does not include the impact of the deferred income tax.

d)	Accounting policy applicable to Group “B” financial institutions (consolidated subsidiaries PSA and VWFS)

As mentioned in Note 2 to these financial statements, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 “Impairment” of IFRS No. 9 until the fiscal years beginning on January 1, 2021 for financial institutions within Group “B”. Therefore, such financial institutions shall continue applying the model for recognizing loan losses from financial assets established by the BCRA by way of Communication “A” 2950, as amended.

5.3	Comparative information

The consolidated statement of financial position as of March 31, 2020 is presented on a comparative basis to the balances for the previous year, while the consolidated statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows, and their related notes for the three-month period ended March 31, 2020, are presented on a comparative basis to the balances as of the same period the previous year. The comparative information was restated and includes the changes indicated in Notes 3.2 and 5.1 to these condensed interim financial statements.

6.	IFRS issued but not yet effective for financial institutions

6.1	New regulations

Pursuant to the provisions of Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRSs are modified or repealed and, once such changes are adopted by means of the Adoption Circulars issued by the FACPCE, the BCRA shall issue a statement of its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The IASB issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1)”, effective since fiscal years beginning on or after January 1, 2022. Such amendment:

•	clarifies that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period;

•	clarifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	makes clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

This amendment was not early adopted by the Bank in these condensed interim financial statements.

6.2	Other amendments to the financial reporting framework set forth by the BCRA

By means of Communication “A” 7014 dated May 14, 2020, the BCRA mandated that, since then, debt instruments issued by the government sector received in exchange for other instruments should be measured upon initial recognition at the carrying amount as of that date of the instruments delivered in replacement thereof. Therefore, such exchange does not have an impact on the statement of income.

There are no other standards which have not come effective yet and which are expected to have a material impact on the Entity.

7.	Cash and deposits in banks

Breakdown in the consolidated condensed statement of financial position and the balance of cash and cash equivalents computed for the purposes of the preparation of the consolidated condensed statement of cash flows is as follows:

	03.31.20	12.31.19
BCRA - Current account	104,799,668	115,885,703
Cash	37,326,337	50,368,207
Balances with other local and foreign institutions	4,392,281	2,193,493

TOTAL	146,518,286	168,447,403

8.	Debt securities at fair value through profit or loss

	03.31.20	12.31.19
BCRA Bills	8,906,573	4,295,267
Private securities - Corporate bonds	101,377	100,904
Government securities	51,279	55,917

TOTAL	9,059,229	4,452,088

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS No. 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the condensed consolidated statement of financial position in the item “Derivative instruments”. Changes in fair values were recognized in the consolidated condensed statement of income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

As of March 31, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 30, 2021. Such equity interest was measured at fair value, as calculated by management in reliance of a report prepared by independent appraisers (Note 43).

Subsidiaries:

On the other hand, PSA Finance Argentina Compañía Financiera S.A. performed interest rate swaps with the Bank and with third parties, which are recognized by the subsidiaries as cash flow hedge. The actual portion of the cumulative change in the fair value of swaps pending subsequent recognition in income is recognized in other comprehensive income under the caption “Profits or losses from hedge instruments—Cash flow hedge.” The balance sheet, profit & loss, and comprehensive income balances related to swaps entered into by and between the Bank and its subsidiaries were eliminated during the consolidation process.

Breakdown is as follows:

Assets

	03.31.20	12.31.19
Debit balances linked to foreign currency forwards pending settlement in pesos	1,470,425	2,541,372
Premiums for put options taken - Prisma Medios de Pago S.A.	685,000	738,427
Debit balances linked to interest rate swaps from fixed to floating	—	4,890

TOTAL	2,155,425	3,284,689

Liabilities

	03.31.20	12.31.19
Credit balances linked to foreign currency forwards pending settlement in pesos	283,876	3,154,818
Credit balances linked to interest rate swaps from floating to fixed	47,715	157,803

TOTAL	331,591	3,312,621

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	03.31.20	12.31.19
Foreign currency Forwards
Foreign currency forward purchases - US$	1,139,766	618,497
Foreign currency forward purchases - Euros	961	35
Foreign currency forward sales - US$	1,132,625	620,956
Foreign currency forward sales - Euros	300	1,804
Interest rate swaps
Fixed rate for floating rate (1)	800,030	1,500,050
Floating rate for fixed rate	—	92,463

(1)	Floating rate: Badlar rate, interest rate for deposits of more than one million pesos, for 30-35 day terms.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.20	12.31.19
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	3,201,694	—

TOTAL	3,201,694	—

11.	Other financial assets

Breakdown of other financial assets is as follows:

	03.31.20	12.31.19
Measured at amortized cost
Financial debtors from spot transactions pending settlement	11,587,607	273,297
Other receivables	4,126,226	1,732,723
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	1,934,456	2,028,658
Non-financial debtors from spot transactions pending settlement	669	29,945
Other	84,023	182,961

	17,732,981	4,247,584

Measured at fair value through profit or loss Mutual funds	1,056,505	1,052,745

	1,056,505	1,052,745

Allowance for loans losses (Exhibit R)	(248,392)	(243,962)

TOTAL	18,541,094	5,056,367

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.20	12.31.19
Non-financial government sector	581	493
BCRA	11,273	18,763
Other financial institutions	5,113,404	5,603,439
Overdrafts	29,505,886	15,520,217
Discounted instruments	12,207,134	13,298,402
Unsecured instruments	8,633,733	12,246,606
Mortgage loans	15,106,043	15,255,182
Pledge loans	8,506,497	9,332,296
Consumer loans	23,815,211	25,435,239
Credit Cards	70,380,730	77,686,619
Loans for the prefinancing and financing of exports	27,075,155	19,723,114
Receivables from finance leases	1,724,746	2,037,186
Loans to personnel	1,827,114	1,848,082
Other financing	26,690,824	24,783,863

	230,598,331	222,789,501
Allowance for loan losses (Exhibit R)	(12,060,662)	(12,267,836)

TOTAL	218,537,669	210,521,665

Finance leases

The Group, as lessor, entered into finance leases related to vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases (leasing) and the current value of minimum payments to be received thereunder:

	03.31.20		12.31.19
	Total investment	Current value of minimum payments	Total investments	Current value of minimum payments
Term
Up to 1 year	1,195,860	925,417	1,029,699	1,026,430
From 1 to 5 years	1,025,525	799,329	1,013,907	1,010,756

TOTAL	2,221,385	1,724,746	2,043,606	2,037,186

Principal		1,691,544		2,011,070
Interest accrued		33,202		26,116

TOTAL		1,724,746		2,037,186

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on the concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit with the carrying amounts is shown below:

	03.31.20	12.31.19
Total Exhibits B and C	233,090,489	224,732,012
Plus:
BCRA	11,273	18,763
Loans to personnel	1,827,114	1,848,086
Interest and other items accrued receivable from financial assets with credit value impairment	134,678	—
Less:
Allowance for loan losses (Exhibit R)	(12,060,662)	(12,267,836)
Adjustments for effective interest rate	(1,482,443)	(1,542,261)
Corporate bonds	(92,468)	(104,965)
Loan commitments	(2,890,312)	(2,162,132)

Total loans and other financing	218,537,669	210,521,665

As of March 31, 2020, and December 31, 2019, the Group holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.20	12.31.19
Overdrafts and receivables agreed not used	1,448,075	335,637
Guarantees granted	541,453	545,772
Liabilities related to foreign trade transactions	323,234	953,960
Secured loans	577,550	326,764

	2,890,312	2,162,132

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	03.31.20	12.31.19
Corporate bonds under credit recovery transactions	83	89

	83	89

Allowance for loan losses - Private securities (Exhibit R)	(83)	(89)

TOTAL	—	—

13.2	Financial assets measured at fair value through other comprehensive income

	03.31.20	12.31.19
BCRA Liquidity Bills	47,264,185	31,344,519
Government securities	17,415,746	17,282,071
Private securities - Corporate bonds	77,085	75,621

	64,757,016	48,702,211

Allowance for loan losses - Private securities (Exhibit R)	(610)	(648)

TOTAL	64,756,406	48,701,563

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of March 31, 2020 and December 31, 2019 is included below:

		03.31.20	12.31.19
Deposits as collateral	(3)	3,665,447	3,263,337
BCRA - Special guarantee accounts (Note 51)	(1)	2,310,245	3,048,446
Guarantee Trust - Pesos	(2)	839,725	73,670

TOTAL		6,815,417	6,385,453

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

15.	Income Tax:

a)	Current income tax assets

	03.31.20	12.31.19
Advances	24,622	28,220

	24,622	28,220

b)	Current income tax liabilities

	03.31.20	12.31.19
Income tax provision	13,018,868	9,872,488
Advances	(1,431,765)	(1,159,047)
Collections and withholdings	(9,342)	(13,962)

	11,577,761	8,699,479

c)	Income tax expense

Breakdown of income tax expense:

	03.31.20	03.31.19
Current tax	(3,974,720)	(3,670,558)
Deferred tax	1,798,945	21,402

	(2,175,775)	(3,649,156)

Pursuant to IAS No. 34, income tax is recognized in interim periods based on the best estimate of the weighted average effective income tax rate expected by the Entity for the full fiscal year.

Law No. 27468 amended the transition rules set forth by Law No. 27430 regarding the application of the inflation adjustment for tax purposes under the Income Tax Law, establishing that such adjustment will be applicable for fiscal years beginning on and after January 1, 2018, provided the changes in the Consumer Price Index (CPI), calculated since the beginning until the end of the fiscal year, are in excess of fifty five per cent (55%) during the first fiscal year, thirty per cent (30%) during the second fiscal year, and fifteen per cent (15%) during the third fiscal year. According to such law, one third of the resulting inflation adjustment, whether gain or loss, shall be recognized during that fiscal year, with the remaining two thirds being computed, in equal parts, over the two immediately following fiscal years.

The Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019—maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount for the first and second fiscal years beginning on or after January 1, 2019 should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years.

Furthermore, the Social Solidarity and Productive Revival Law provides for the discontinuance of the application of the 25% income tax rate established under Section 86, paragraph d), of Law No. 27430 until fiscal years beginning on and after January 1, 2022. For as long as the application of such rate remains suspended, the income tax rate will amount to 30%. Accordingly, the application of the 13% income tax rate on dividend distributions has also been discontinued for the same fiscal years. Such rate has been set at 7%.

Considering that, as of the date of these financial statements, the CPI variation exceeded the 15% limit applicable to the third year, the Entity’s management has included the estimated tax loss for inflation in the provision for income tax. The effect of the deferral of the respective five sixths has been recognized as a deferred tax asset.

•	Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of actions for declaratory judgment of unconstitutionality of Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive, Law 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its Income Tax Returns for such fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 with the fiscal year ended December 31, 2017 in the amount of 1,021,518 and the fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the authorities of the Entity or the right of the Entity regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the statement of income, pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is highly likely for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

Therefore, the recognition of the provision for contingencies required by the BCRA results in a deviation from IFRS, as stated in Note 2.

•	Income tax – Requests for recovery of payments. Fiscal years 2013, 2014 and 2015.

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, a request for recovery of the payments made was filed at the administrative stage for periods 2013 and 2014, and the related complaint was filed at the judicial stage on September 23, 2016 for both periods, given that no answer to the request above was received.

In turn, on April 4, 2017, a request for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed at the judicial stage for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1	Investments in equity instruments through profit or loss

	03.31.20	12.31.19
Prisma Medios de Pago S.A. (1)	1,694,185	2,032,301
BYMA-Bolsas and Mercados Argentinos S.A.	43,392	67,762
Mercado de Valores de Buenos Aires S.A.	58,750	86,644

TOTAL	1,796,327	2,186,707

(1)

This balance is related to the amount of 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated by the Management based on the report prepared by independent professionals, net of the valuation adjustment required by the BCRA in Memorandum No. 7/2019 and the collection of dividends. The accounting criterion applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit of AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance is deferred over the following 5 (five) years and settled as follows; (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The transaction terms included a put option, pursuant to which the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the buyer as of December 31, 2021 (see Note 9).

The other payment conditions have remained unaltered.

As a consequence of this transaction as of December 31, 2019, a profit of 4,186,430 (2,644,937 in nominal values) is recognized in “Other operating income” as of March 31, 2019 (Note 38).

16.2	Investments in equity instruments through other comprehensive income

	03.31.20	12.31.19
Banco Latinoaméricano de Exportaciones S.A.	14,490	28,444
Other	1,036	1,060

TOTAL	15,526	29,504

17.	Investments in Associates

	03.31.20	12.31.19
Rombo Compañía Financiera S.A.	689,573	708,983
BBVA Consolidar Seguros S.A.	315,133	285,244
Interbanking S.A.	121,673	122,520

TOTAL	1,126,379	1,116,747

18.	Property and equipment

	03.31.20	12.31.19
Real estate	18,719,767	18,871,712
Furniture and facilities	4,107,896	4,270,428
Right of use of leased real estate (Note 29)	2,346,867	2,521,914
Machinery and equipment	1,720,309	2,052,792
Constructions in progress	393,152	346,599
Vehicles	43,690	41,727

TOTAL	27,331,681	28,105,172

19.	Intangible Assets

	03.31.20	12.31.19
Licenses - Software	919,168	840,905

TOTAL	919,168	840,905

20.	Other non-financial assets

	03.31.20	12.31.19
Investment properties	1,514,335	1,527,590
Prepayments	1,431,153	1,552,909
Tax advances	702,154	624,915
Other miscellaneous assets	303,678	243,919
Advances to suppliers of goods	250,088	256,900
Assets acquired as security for loans	14,158	15,440
Advances to personnel	1,077	350,843
Other	43,518	31,700

TOTAL	4,260,161	4,604,216

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of March 31, 2020 and December 31, 2019 amounts to 178,903, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	03.31.20	12.31.19
Non-financial government sector	3,473,308	3,167,294
Financial sector	286,915	192,337
Non-financial private sector and residents abroad	324,199,640	313,558,012
Checking accounts	63,268,050	58,212,147
Savings accounts	162,584,954	159,355,038
Time deposits	87,215,525	90,739,586
Investment accounts	13,952	83
Other	11,117,159	5,251,158

TOTAL	327,959,863	316,917,643

23.	Liabilities at fair value through profit or loss

	03.31.20	12.31.19
Obligations from government securities transactions	—	626,102

TOTAL	—	626,102

24.	Other financial liabilities

	03.31.20	12.31.19
Obligations from financing of purchases	14,219,318	18,293,703
Creditors from spot transactions pending settlement	11,718,423	129,811
Collections and other transactions on behalf of third parties	3,850,551	3,450,855
Credit balance for spot purchases or sales pending settlement	2,643,258	129,133
Liabilities for leases (Note 29)	2,554,223	2,713,017
Payment orders pending credit	2,302,796	2,090,054
Accrued commissions payable	18,315	15,711
Interest accrued payable	—	392,053
Other	5,523,344	3,859,052

TOTAL	42,830,228	31,073,389

25.	Financing received from the BCRA and other financial institutions

	03.31.20	12.31.19
Local financial institutions	3,108,485	3,873,173
Foreign financial institutions	278,528	2,737,230
BCRA	240,138	18,054

TOTAL	3,627,151	6,628,457

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of March 31, 2020 and December 31, 2019 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 03.31.20	Outstanding securities as of 12.31.19
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4.25%	Quarterly	526,500	567,564
Class 25	11.08.2018	784,334	11.08.2020	UVA + 9.50%	Quarterly	1,426,898	1,394,968
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25%	Quarterly	891,000	960,494
Class 28	12.12.2019	1,967,150	06.12.2020	4%	Quarterly	1,967,150	2,120,578
Classes 26 - 28 - PSA Finance Argentina	02.01.2018	542,833	06.17.2020	Badlar Private + annual nominal rate / Fixed rate	Quarterly /Upon maturity	265,500	672,090
Classes 2 - 4 - 5 - 6 - 7 - Volkswagen Financial Services	12.07.2018	2,485,042	02.27.2021	Badlar Private + annual nominal rate / UVA + annual nominal rate	Quarterly	2,043,022	1,803,845
				Total Consolidated Principal		7,120,070	7,519,539
				Consolidated Interest Accrued		378,473	372,863
				Issuance Expenses		—	(2,470)

				Total consolidated principal and interest accrued		7,498,543	7,889,932

Definitions:

BADLAR RATE: it is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: it is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

27.	Provisions

	03.31.20	12.31.19
Provisions for reorganization (Exhibit J)	1,870,192	2,130,236
Provision for contingent commitments (Exhibit J and R)	1,286,995	976,527
Provisions for termination plans (Exhibit J)	64,244	69,255
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	5,390
Other contingencies (Exhibit J)	8,047,382	8,404,535
For reassessment of income tax due to adjustment for inflation (Note 15.c)	5,447,078	5,871,923
Provision for commercial lawsuits	2,065,395	2,075,489
Provision for labor lawsuits	264,982	220,129
Provision for tax lawsuits	151,827	113,831
Other	118,100	123,164

TOTAL	11,273,813	11,585,943

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of provisions are included in Exhibit J. However, below is a brief description:

•

Reassessment of Income Tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not bear any situations requiring medical assistance, but it only makes the related health care plan payments.

•

Administrative, disciplinary and criminal penalties: administrative penalties initiated by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

In turn, as of March 31, 2020, approximately 100 contingent claims, including civil, commercial, labor and tax claims, which might potentially result in a loss, were brought against the Bank. All such claims have arisen in the ordinary course of business. These actions are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that these cases might, but are not likely to, result in cash outflows, and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	03.31.20	12.31.19
Miscellaneous creditors	7,582,610	5,571,022
Short-term personnel benefits	3,701,461	4,520,516
Other collections and withholdings	2,599,858	3,315,114
Advances collected	2,510,644	2,810,066
Other taxes payable	1,093,038	1,314,079
For contract liabilities	481,664	413,688
Social security payment orders pending settlement	433,293	66,227
Long-term personnel benefits	296,265	330,391
Other	81,478	85,802

TOTAL	18,780,311	18,426,905

29.	Leases

The Group as lessee

Below is a detail of the amounts of rights of use under leases and liabilities from leases in force as of March 31, 2020:

Rights of use under leases

	Initial value as of 01.01.2020	Increases	Decreases	Depreciation				Residual value as of 03.31.2020
Account				Accumulated as of 01.01.2020	Decreases	For the period (1)	Accumulated at period-end
Leased real property	3,138,091	93,483	126,535	616,177	4,023	146,018	758,172	2,346,867

(1)	See note 41

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.20	12.31.19
Up to one year	137,855	15,190	153,045	90,258
From 1 to 5 years	1,247,301	160,226	1,407,527	1,322,610
More than 5 years	977,955	15,696	993,651	1,300,149

			2,554,223	2,713,017

Interest and exchange rate difference recognized in profit or loss

	03.31.20	03.31.19
Other operating expenses
Interest on liabilities from finance lease (Note 42)	(76,526)	(85,844)
Exchange rate difference
Exchange rate difference for finance leases (loss)	(109,421)	(319,884)
Other expenses
Leases (Note 40)	(314,648)	(262,501)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,710,079	1	1	612,615	95	612,710

(1)	Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in share capital up to $ 145,000,000 (nominal value) by issuing 145,000,000 new registered, common shares with a nominal value of $ 1 each, one vote per share. The Board of Directors is granted the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 registered, common shares was approved, with a nominal value of $ 1 each, and a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the spot exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017, International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017, those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 registered common shares, with a nominal value of $ 1 and entitled to one (1) vote each for delivery to BBVA Francés Valores S.A.’s minority shareholders.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Superintendence of Corporations (IGJ).

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meetings, the following distribution of earnings in nominal values was approved:

•	To Legal Reserve: 6,201,640

•	To Optional Reserve for future distribution of earnings: 24,806,560

On the other hand, the partial release of the Optional reserve for future distribution of earnings was approved, in order to appropriate 2,500,000 to the payment of cash dividends, subject to the BCRA’s previous consent.

31.	Interest income

	03.31.20	03.31.19
Interest on government securities	6,248,533	7,264,179
Interest on credit card loans	4,615,865	6,029,643
Interest on instruments	2,542,158	3,092,093
Interst on overdrafts	2,513,427	2,374,129
Acquisition Value Unit (UVA) clause adjustment	2,394,788	2,392,381
Interest on consumer loans	2,010,519	2,719,186
Interest for other loans	1,705,596	1,086,055
Premiums on reverse repurchase agreements	729,701	575,500
Interest on pledge loans	595,797	151,441
Interest on loans to the financial sector	347,949	1,091,569
Interest on mortgage loans	316,958	404,815
Interest on loans for the prefinancing and financing of exports	312,722	1,013,925
Interest on finance leases	111,855	190,506
Stabilization Coefficient (CER) clause adjustment	26,409	27,648
Interest on private securities	1,556	3,074
Other	138,669	622

TOTAL	24,612,502	28,416,766

32.	Interest expenses

	03.31.20	03.31.19
Time deposits	6,449,798	10,856,809
Other liabilities from financial transactions	942,624	965,969
Interfinancial loans received	276,589	23,837
Checking accounts deposits	223,495	1,008,360
Acquisition Value Unit (UVA) clause adjustments	204,126	455,194
Savings accounts deposits	67,650	56,035
Premiums on reverse repurchase agreements	—	616
Other	7,004	5,876

TOTAL	8,171,286	13,372,696

33.	Commission income

	03.31.20	03.31.19
Linked to liabilities	2,879,825	3,076,806
From credit cards	1,800,672	1,669,599
From insurance	277,321	346,078
From foreign trade and foreign currency transactions	208,327	283,609
Linked to loans	199,710	488,631
Linked to securities	34,645	31,194
From guarantees granted	462	448

TOTAL	5,400,962	5,896,365

34.	Commission expenses

	03.31.20	03.31.19
From credit and debit cards	2,932,661	2,705,700
From payment of salaries	186,924	262,611
From digital sales services	111,594	253,854
From Fromeign trade transactions	34,962	42,067
From promotions	28,914	27,185
Linked to transactions with securities	553	645
Other commission expenses	229,502	302,046

TOTAL	3,525,110	3,594,108

35.	Net (loss)/income from financial instruments carried at fair value through profit or loss

	03.31.20	03.31.19
Income from government securities	930,181	1,352,309
Income from foreign currency forward transactions	230,624	186,980
Income from private securities	34,219	2,365,531
Income/(loss) from interest rate swaps	22,971	(186,731)
Income from corporate bonds	16,624	34,500
(Loss) from loans	(232,991)	—
Other	(1,518)	—

TOTAL	1,000,110	3,752,589

36.	Net (loss) /income from writing-down assets carried at amortized cost and at fair value through OCI

	03.31.20	03.31.19
(Loss) from sale of government securities	(127,002)	(6,264)

TOTAL	(127,002)	(6,264)

37.	Foreign exchange and gold gains/(losses)

	03.31.20	03.31.19
Income from purchase-sale of foreign currency	946,148	2,230,340
Conversion of foreign currency assets and liabilities into pesos	291,121	(254,575)

TOTAL	1,237,269	1,975,765

38.	Other operating income

	03.31.20	03.31.19
Adjustments and interest on miscellaneous receivables	249,512	295,947
Rental of safe deposit boxes	207,680	189,024
Loans recovered	162,347	120,758
Allowances reversed	88,176	62,842
Debit and credit card commissions	74,296	215,292
Punitive interest	57,301	48,493
Income from sale of non-current assets held for sale (Note 16)	—	4,186,430
Other operating income	199,655	149,225

TOTAL	1,038,967	5,268,011

39.	Personnel benefits

	03.31.20	03.31.19
Salaries	2,671,702	2,581,180
Social security charges	785,690	709,413
Personnel compensation and bonuses	94,185	200,281
Personnel services	88,642	78,754
Other short-term personnel benefits	799,057	632,819

TOTAL	4,439,276	4,202,447

40.	Administrative expenses

	03.31.20	03.31.19
Taxes	871,396	865,413
Maintenance costs	427,716	430,883
Administrative expenses	344,093	248,558
Rent (Note 29)	314,648	262,501
Armored transportation services	276,646	255,444
Other fees	240,230	138,733
Electricity and communications	222,738	170,128
Advertising	178,893	187,151
Security services	110,037	132,812
Insurance	42,521	38,355
Representation and travel expenses	29,036	42,316
Fees to Bank Directors and Supervisory Committee	20,400	5,942
Stationery and supplies	18,991	17,119
Other administrative expenses	492,597	365,064

TOTAL	3,589,942	3,160,419

41.	Depreciation and amortization

	03.31.20	03.31.19
Depreciation of property and equipment	627,016	650,123
Amortization of rights of use of leased real property (Note 29)	146,018	424,575
Amortization of intangible assets	40,711	153,405
Depreciation of other assets	9,049	1,396

TOTAL	822,794	1,229,499

42.	Other operating expenses

	03.31.20	03.31.19
Turnover tax	1,742,174	2,130,893
Other allowances (Exhibit J)	703,444	990,808
Initial loss of loans below market rate	174,811	625,515
Contribution to the Deposit Guarantee Fund (Note 50)	124,189	169,732
Interest on liabilities from lease (Note 29)	76,526	85,844
Claims	25,238	74,150
Reorganization expenses (Exhibit J)	10,575	—
Other operating expenses	254,574	432,240

TOTAL	3,111,531	4,509,182

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	9,059,229	9,059,229	369	9,058,860	—
Derivative instruments	2,155,425	2,155,425	—	1,470,425	685,000
Other financial assets	1,056,505	1,056,505	1,056,505
Other debt securities	64,756,406	64,756,406	382,232	64,374,174	—
Financial assets pledged as collateral	839,725	839,725	—	839,725	—
Investments in equity instruments	1,811,853	1,811,853	102,142	15,526	1,694,185
Financial liabilities
Derivative instruments	331,591	331,591	—	331,591	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	4,452,088	4,452,088	—	4,452,088	—
Derivative instruments	3,284,689	3,284,689	—	2,546,262	738,427
Other financial assets	1,052,745	1,052,745	1,052,745	—	—
Other debt securities	48,701,563	48,701,563	1,320,579	47,380,984	—
Financial assets pledged as collateral	36,867	36,867	36,867	—	—
Investments in equity instruments	2,216,211	2,216,211	154,406	29,504	2,032,301
Financial Liabilities
Liabilities at fair value through profit or loss	626,102	626,102	626,102	—	—
Derivative instruments	3,312,621	3,312,621	—	3,312,621	—

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills (Letes), together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and NDF (non-delivery forwards), put options and interest rate swaps.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	03.31.20	12.31.19
Treasury Bills in US dollars due 08-31-20	129,873	—

b.2)	Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of March 31, 2020 and December 31, 2019.

b.3)	Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable input data: the last quoted market price (Mercado Abierto Electrónico – MAE), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of bonds adjustable for the BADLAR rate published at the BCRA’s web site, the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA).

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices (MAE).

For Argentine Treasury Bonds, prices are captured from MAE. If bonds have not traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve.

Argentine Treasury Bills which have not traded for the last 10 business days are measured by reference to their cash flows discounted using the respective yield curve, based on the currency in which the bills were issued. In particular, US-dollar linked Treasury Bills (Lelinks) are measured using the yield curve in pesos.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

Finally, corporate bonds and sub-sovereign bonds were measured at their market prices prevailing on the last 10 business days in MAE, where available. In the absence of market prices, these securities were assigned a theoretical value, based on the last market price available, plus accrued interest.

SWAPS

For swaps, the theoretical valuation consists of discounting future cash flows using the interest rate, according to the rate curve resulting from the implicit yield of ROFEX futures.

Non Delivery Forwards

The theoretical valuation of NDFs consists of discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA under Memorandum No. 7/2019, and net of cashed dividends (Note 16).

The most relevant non-observable inputs include:

•	Pro forma EBITDA and Free cash flow (primarily determined on the basis of the expected changes in the level of transactions and fees).

•	Minority discount rate (equivalent to 1 / (1 + control premium) -1)

•	WACC - Weighted Average Cost of Capital of Prisma Medios de Pago S.A.

•	g = terminal value growth factor.

Below is a detail of the sensitivity analysis related to the valuation of the remaining 49% interest in Prisma Medios de Pago S.A. held by the shareholders. Sensitivity is related to the following two variables: WACC and “g” level (growth factor for future cash flows after 2023 which determines the terminal value):

Value of 49% equity interest + minority discount (9.09%) – in millions of US$
		(g – annual)
		2.50%	3.00%	3.50%
WACC	97.5%	467.8	480.0	493.3
	100%	461.8	473.8	486.8
	102.5%	455.9	467.7	480.5

The valuation scenario considers a WACC equals to 100% and a “g” level of 3%.

Premiums from Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on significant non-observable inputs. The income (loss) from the asset measured at fair value on the basis of non-observable input data is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company’s projected cash flows and financial indebtedness as of year-end (34 months subsequent to the contract closing date). Expected cash flows are discounted using the WACC discount rate.

Some of the most relevant observable input data used in the pricing model include:

•	Monthly volatility (sensibility to volatility ranging from 10%, 12.2%, 15% and 20%)

•

Notional exercise price. This price is 7 times the expected EBITDA for the third year. EBITDA is calculated considering expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

Any potential substantial change in any of the aforementioned non-observable input data may increase or decrease the put option estimated fair value.

The table below shows the sensitivity analysis for the valuation of the put option per share, based on the implicit volatility level and the notional exercise price of the share:

Sensitivity – in US$
		Volatility
		10.0%	12.2%	15.0%	20.0%
EBITDA	95%	0.84	0.98	1.16	1.45
	100%	0.95	1.10	1.29	1.59
	105%	1.08	1.23	1.42	1.73

Sensitivity – in pesos
		Volatility
		10.0%	12.2%	15.0%	20.0%
EBITDA	95%	48.15	56.30	66.51	83.47
	100%	54.88	63.43	74.04	91.58
	105%	62.43	70.55	81.58	99.70

The valuation scenario considers EBITDA at 100% and volatility at 12.2%, with a fair value equal to 685,000 based on the position held by the Entity in Prisma Medios de Pago S.A.

b.4)	Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

	03.31.20	12.31.19
Balance at the beginning of the fiscal year	2,770,728	—
Investment in equity instruments – Prisma Medios de Pago S.A.	(191,075)	2,032,301
Derivative instruments – Put option taken - Prima Medios de Pago S.A.	—	738,427
Monetary gain (loss) generated by assets at fair value	(200,468)	—

Balance at fiscal period-end	2,379,185	2,770,728

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies to deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Cash and deposits in banks	146,518,286	(1)	—	—	—
Repo transactions	3,201,694	(1)	—	—	—
Other financial assets	17,484,589	(1)	—	—	—
Loans and other financing		(1)
Non-financial government sector	581	(1)	—	—	—
Argentine Central Bank (BCRA)	11,273	(1)	—	—	—
Other financial institutions	5,026,311	3,845,457	—	3,845,457	—
Non-financial private sector and residents abroad	213,499,504	210,090,681	—	210,090,681	—
Financial assets pledged as collateral	5,975,692	(1)	—	—	—
Financial liabilities
Deposits	327,959,863	325,279,154	—	325,279,154	—
Other financial liabilities	42,830,228	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	3,627,151	3,547,883	—	3,547,883	—
Corporate bonds issued	7,498,543	7,357,918	—	7,357,918	—

(1) The fair value is not reported as it is considered similar to its book value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value
Financial assets
Cash and deposits in banks	168,447,403	(1)	—	—
Other financial assets	4,003,622	(1)	—	—
Loans and other financing	—
Non-financial government sector	493	(1)	—	—
Argentine Central Bank (BCRA)	18,763	(1)	—	—
Other financial institutions	5,471,908	4,614,996	—	4,614,996
Non-financial private sector and residents abroad	205,030,501	203,612,334	—	203,612,334
Financial assets pledged as collateral	6,348,586	(1)	—	—
Financial liabilities
Deposits	316,917,643	314,931,661	—	314,931,661
Other financial liabilities	31,073,389	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	6,628,457	6,593,065	—	6,593,065
Corporate bonds issued	7,889,932	7,831,109	—	7,831,109

(1) The fair value is not reported as it is considered similar to its book value.

44.	Segment reporting

Basis for segmentation

As of March 31, 2020 and December 31, 2020, the Group determined that it has only one reporting segment related to banking activities based on the information reviewed by the highest operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No customer has generated more than 10% of the total Group’s revenues.

Below is relevant information on loans and deposits by line of business as of March 31, 2020 and December 31, 2019:

Group (banking activity) (1)	Total as of 03.31.20	Total as of 12.31.19
Loans and other financing	218,537,669	210,521,665
Corporate banking (2)	48,943,789	41,475,525
Small and medium companies (3)	55,645,912	47,365,266
Retail	113,947,968	121,680,874
Other assets	294,116,606	279,153,252

TOTAL ASSETS	512,654,275	489,674,917

Deposits	327,959,863	316,917,643
Corporate banking (2) (3)	33,763,864	26,439,973
Small and medium companies (2) (3)	77,122,497	73,474,741
Retail	217,073,502	217,002,929
Other liabilities	95,919,398	88,242,828

TOTAL LIABILITIES	423,879,261	405,160,471

The following table shows information related to operating segments:

Group (banking activity) (1)	Total as of 03.31.20	Total as of 03.31.19
Net interest income	16,441,216	15,044,070
Net commission income	1,875,852	2,302,257
Net income from financial instruments at fair value through profit or loss	1,000,110	3,752,589
Net income from write-down of assets at amortized cost and at fair value through OCI	(127,002)	(6,264)
Foreign exchange and gold gains	1,237,269	1,975,765
Other operating income	1,038,967	5,268,011

TOTAL OPERATING INCOME BEFORE LOSS FOR IMPAIRMENT OF FINANCIAL ASSETS	21,466,412	28,336,428

Loan loss allowances	(1,623,363)	(1,617,615)

SUBTOTAL	19,843,049	26,718,813

Operating loss	(11,963,543)	(13,101,547)
Income / (loss) from associates and joint ventures	27,177	(76,309)
Loss on net monetary position	(2,623,512)	(5,021,933)

Income before income tax	5,283,171	8,519,024

Income tax	(2,175,775)	(3,649,156)

Net income for the period	3,107,396	4,869,868

Net income attributable to:
Owners of the parent	3,078,940	4,870,007
Non-controlling interests	28,456	(139)

(1)

It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.

(2)	It includes financial sector.
(3)	It includes government sector.

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered office (country)	Interest as of
		03.31.20	12.31.19
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key Management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	03.31.20	03.31.19
Fees	18,859	5,354

Total	18,859	5,354

b.2) Profit or loss for transactions and balances with key management personnel

	Balances as of		Profit or loss
	03.31.20	12.31.19	03.31.20	03.31.19
Loans
Credit cards	3,851	4,978	288	394
Overdrafts	175	4	—	—
Loans	1,242	1,356	57	90
Deposits	9,855	19,901	60	33

Loans are granted on an arm’s length basis. As of March 31, 2020 and December 31, 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except key Management personnel)

	Balances as of		Profit or loss
Parent	03.31.20	12.31.19	03.31.20	03.31.19
Cash and deposits in banks	264,387	492,032	—	—
Derivative instruments (Assets) (1)	82,834	701,894	—	—
Financial assets pledged as collateral (2)	—	582,777	—	—
Other non-financial liabilities	510,220	380,358	93,217	82,661
Derivative instruments (Liabilities) (1)	108,844	1,294,028	- 23,742	335,855
Off-balance sheet balances
Securities in custody	17,043,020	61,330,777	—	—
Derivative instruments	15,942,095	12,090,469	—	—
Sureties granted	487,291	761,918	607	1,163
Guarantees received	24,807	30,574	—	—

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).

(2) These transactions do not generate profit or loss.

	Balances as of		Profit or loss
Subsidiaries	03.31.20	12.31.19	03.31.20 (1)	03.31.19
Loans and other financing	3,725,235	2,232,553	359,641	1,056
Other financial assets	532	191	—	98
Deposits	446,745	51,942	1,190	38,122
Other non-financial liabilities	579	1,305	1,126	—
Financing received	—	189,114	7,425	—
Other operating income	—	—	1,679	1,814
Off-balance sheet balances
Securities in custody	1,056,546	1,052,770	—	—
Sureties granted	281	303	—	—

	Balances as of		Profit or loss
Associates	03.31.20	12.31.19	03.31.20	03.31.19 (1)
Cash and deposits in banks	1,829	317	—	—
Loans and other financing	1,694,583	1,922,053	302,552	924,452
Debt securities at fair value through profit or loss	10,476	18,091	14,101	34,508
Deposits	372,300	403,632	2	9,068
Other non-financial liabilities	—	—	—	1,403
Financing received	—	216,071	2,080	3,027
Derivative instruments (Liabilities)	47,715	149,027	- 23,057	151,081
Corporate bonds issued	165,380	168,104	1,253	16,689
Other operating income	—	—	8,191	11,275
Off-balance sheet balances
Interest rate swaps	800,030	1,437,345	—	—
Securities in custody	1,474,265	1,358,079	488	231
Sureties granted	11,986	19,710	131	200

(1) Includes PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A., over which the Entity took over control as from July 1, 2019. This situation implies considering them as “Subsidiaries” as from the referred date. Until such date, they were exposed as “Associates”.

Transactions have been agreed upon on an arm’s length basis. As of March 31, 2020 and December 31, 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Risks related to financial instruments

No significant changes have occurred in the Bank’s risk management and governance policies and procedures described in the financial statements as of December 31, 2019.

However, as a consequence of the change in the calculation method of impairment of financial assets described in Note 5.2, the Board of Directors has considered it appropriate to disclose in these interim financial statements information related to credit risks, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector’s financial assets).

	Stage 1	Stage 2	Stage 3	Total
Balances as of 12.31.19	4,866,239	2,508,411	5,922,872	13,297,522

Inter-stage transfers:
From stage 1 to stage 2	(570,152)	2,018,316	—	1,448,164
From stage 2 to stage 1	210,994	(726,649)	—	(515,655)
From stage 1 or 2 to stage 3	(7,354)	(598,445)	1,497,504	891,705
From stage 3 to stage 1 or 2	8,100	21,084	(288,641)	(259,457)
Changes without inter-stage transfers	(1,042,030)	(434,235)	12,205	(1,464,060)
New originated financial assets	3,941,011	724,755	5,102,907	9,768,673
Reimbursements	(2,596,205)	(340,888)	(5,113,500)	(8,050,593)
Write-offs	—	—	(839,999)	(839,999)
Foreign exchange difference	74,218	71,926	283,791	429,935
Inflation adjustment	(364,027)	(181,137)	(440,288)	(985,452)
Other	(1,741)	(324,470)	—	(326,211)

Balances as of 03.31.20	4,519,053	2,738,668	6,136,851	13,394,572

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated by first application of FRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings”.

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communication “A” 6768 and Communication “A” 6886 setting forth that, effective as from August 30, 2019, financial institutions shall be required to have the BCRA’s previous authorization to distribute profits.

Finally, by means of Communication “A” 6939 released on March 19, 2020, the BCRA suspended the distribution of profits by financial institutions until June 30, 2020, which suspension was subsequently extended until December 31, 2020 by means of Communication “A” 7035 dated June 4, 2020.

49.	Restricted assets

As of March 31, 2020 and December 31, 2019, the Group has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 98,980 and Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 115,200 as of March 31, 2020, Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 89,268, Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 116,243 as of December 31, 2019, respectively, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 6,815,417 and 6,385,453 as of March 31, 2020 and December 31, 2019, respectively.

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of March 31, 2020 and 2019, the contributions to the Fund have been recorded in the item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 124,189 and 169,732, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos 450,000 (four hundred and fifty thousand) to pesos 1,000,000 (one million), effective March 1, 2019. In addition, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 increasing such amount to pesos 1,500,000 (one million five hundred thousand), effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1	Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.20	12.31.19
Balances at the BCRA
Argentine Central Bank (BCRA) – current account - not restricted	104,310,300	115,835,556
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	2,310,245	3,048,446
Argentine Central Bank (BCRA) –social security special accounts - restricted	359,810	—

	106,980,355	118,884,002

Argentine Treasury Bonds in pesos at fixed rate due November 2020	8,702,158	7,869,601
Liquidity Bills – B.C.R.A.	56,170,758	35,639,786

TOTAL	171,853,271	162,393,389

It should be noted that the balances disclosed are the ones reported by the Bank.

51.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above mentioned date:

Minimum capital requirements	03.31.20	03.31.19
Credit risk	21,666,264	28,045,338
Operational risk	7,052,131	6,087,845
Market risk	500,632	347,567

Paid-in	76,282,372	59,880,037

Surplus	47,063,345	25,399,287

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent—Comprehensive” shall the equivalent to four hundred seventy thousand three hundred and fifty (470,350) Acquisition Value Units (UVA) to be adjusted by the Stabilization Coefficient (CER), Law No. 25,827. As regards the cash contra-account, the amount to be paid-in shall be a minimum of fifty percent (50%) of the minimum shareholders’ equity.

The amount mentioned above as cash contra-account includes Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”. As of March 31, 2020 and December 31, 2019, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 38,712, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. As of March 31, 2020 and December 31, 2019, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

In addition, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less that fifty per cent (50%) of minimum shareholders’ equity.

53.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2020 and December 31, 2019, the assets of Diagonal Trust amount to 2,427 and 2,617, respectively, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,503 as of March 31, 2020 and December 31, 2019, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are verified, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 307,401 and 321,180 as of March 31, 2020 and December 31, 2019, respectively, and consist of cash, creditors’ rights, real estate and shares.

55.	Mutual funds

As of March 31, 2020 and December 31, 2019, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 17,872,086 and 81,853,687, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other”.

The Mutual Fund assets are as follows:

MUTUAL FUNDS	03.31.20	12.31.19
FBA Renta Pesos	62,559,136	42,181,741
FBA Horizonte	1,287,557	852,625
FBA Renta Fija Dólar Plus	728,376	775,073
FBA Ahorro Pesos	545,403	498,464
FBA Renta Fija Dólar	483,739	507,148
FBA Acciones Latinoamericanas	336,722	594,047
FBA Bonos Latam	332,361	342,461
FBA Calificado	301,677	509,816
FBA Bonos Globales	275,334	217,571
FBA Bonos Argentina	244,908	267,827
FBA Acciones Argentinas	212,560	381,993
FBA Horizonte Plus	101,525	83,099
FBA Retorno Total II	91,219	91,632
FBA Renta Fija Plus	66,587	56,859
FBA Brasil I	44,654	89,443
FBA Retorno Total I	43,062	30,685
FBA Gestión I	24,407	24,970
FBA Renta Mixta	15,284	19,074
FBA Renta Pública I	1,444	1,492
FBA Renta Fija Local	1,444	1,492
FBA Renta Pública II	845	778

	67,698,244	47,528,290

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual funds manager, authorized by the CNV, which registered that company as a mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgements issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing the following fines to the following individuals involved:

•	Pablo Bistacco and Graciela Alonso - US$ 61,000

•	Nestor Bacquer and Hugo Benzan - US$ 76,831 and Euros 9,000

•	Mariela Espinosa and Mario Fioritti - US$ 59,800 and Euros 11,500

•	Liliana Paz and Alberto Gimenez - US$ 296,000 and Euros 28,000

•	Jorge Elizalde and Elizabeth Mosquera - US$ 9,135

•	Carlos Barcellini - US$ 4,000

•	Carlos Alfonso - US$ 4,000

•	Samuel Alaniz - US$ 4,000

•	Julian Burgos - US$ 4,000

The Bank is jointly and severally liable for the aforementioned fines. The Bank’s Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro, and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges.

An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved.

The case was filed with the Federal Appellate Court of Mar del Plata, Criminal department, and is awaiting judgment.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges focus on fake foreign exchange transactions through false statements upon processing thereof carried out incurred by personnel in Branch 087—Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not be filed in court.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Accounting records

As of the date of these consolidated condensed interim financial statements, and as a consequence of the subsequent social distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., these consolidated condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, while the accounting entries corresponding to January, February and March 2020 are in the process of being transcribed to the Journal.

58.	Subsequent events

By means of Communication “A” 7014 dated May 14, 2020, the BCRA mandated that, effective since then, debt instruments issued by the government sector received in exchange for other instruments should be measured upon initial recognition at the carrying amount of the instruments delivered in replacement on such date. Therefore, such exchange does not have an impact on the statement of income.

No other events or transactions have occurred between period end and the date of these financial statements which may significantly affect the Entity’s financial position or results of operations as of March 31, 2020.

59.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

Account	03.31.20	12.31.19
COMMERCIAL PORTFOLIO
Normal performance	98,412,346	81,058,668

Preferred collaterals and counter-guarantees “A”	390,913	295,759
Preferred collaterals and counter-guarantees “B”	559,227	762,444
No preferred collaterals and counter-guarantees	97,462,206	80,000,465
With special follow-up	94,149	2,097

Under observation	94,149	2,097

Preferred collaterals and counter-guarantees “B”	1,195	1,331
No preferred collaterals and counter-guarantees	92,954	766
Troubled	608,224	1,001,631

No preferred collaterals and counter-guarantees	608,224	1,001,631
With high risk of insolvency	43,985	294,863

Preferred collaterals and counter-guarantees “B”	—	172,682
No preferred collaterals and counter-guarantees	43,985	122,181
Uncollectible	3,533,311	3,027,288

Preferred collaterals and counter-guarantees “A”	9,926	10,700
Preferred collaterals and counter-guarantees “B”	170,643	11,300
No preferred collaterals and counter-guarantees	3,352,742	3,005,288

TOTAL	102,692,015	85,384,547

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

Account	03.31.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal performance	126,691,763	133,259,447

Preferred collaterals and counter-guarantees “A”	38,656	50,208
Preferred collaterals and counter-guarantees “B”	22,825,128	23,175,215
No preferred collaterals and counter-guarantees	103,827,979	110,034,024
Low risk	1,412,130	2,469,351

Preferred collaterals and counter-guarantees “A”	13	1,021
Preferred collaterals and counter-guarantees “B”	86,546	369,609
No preferred collaterals and counter-guarantees	1,325,571	2,098,721
Medium risk	1,407,457	1,936,957

Preferred collaterals and counter-guarantees “B”	45,873	106,365
No preferred collaterals and counter-guarantees	1,361,584	1,830,592
High risk	666,100	1,521,831

Preferred collaterals and counter-guarantees “A”	—	579
Preferred collaterals and counter-guarantees “B”	107,618	98,588
No preferred collaterals and counter-guarantees	558,482	1,422,664
Uncollectible	221,024	159,879

Preferred collaterals and counter-guarantees “B”	70,845	50,197
No preferred collaterals and counter-guarantees	149,642	109,682

TOTAL	130,398,474	139,347,465

TOTAL GENERAL	233,090,489	224,732,012

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	03.31.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	29,554,664	12.68%	23,503,910	10.46%
50 following largest customers	38,303,869	16.43%	26,140,192	11.63%
100 following largest customers	16,041,614	6.88%	14,862,440	6.61%
All other customers	149,190,342	64.01%	160,225,470	71.30%

TOTAL	233,090,489	100.00%	224,732,012	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2020

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	581	—	—	—	—	—	581
Argentine Central Bank (BCRA)	—	11,273	—	—	—	—	—	11,273
Financial sector	—	1,688,924	360,906	907,358	2,077,069	1,066,724	480,313	6,581,294
Non-financial private sector and residents abroad	6,181,192	90,409,255	39,910,681	24,310,746	18,559,765	25,457,746	40,265,168	245,094,553

TOTAL	6,181,192	92,110,033	40,271,587	25,218,104	20,636,834	26,524,470	40,745,481	251,687,701

(1)	These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	03.31.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	17,591,154	5.36%	11,723,528	3.70%
50 following largest customers	18,113,075	5.52%	18,358,947	5.79%
100 following largest customers	14,417,622	4.40%	14,460,710	4.56%
All other customers	277,838,012	84.72%	272,374,458	85.95%

TOTAL	327,959,863	100.00%	316,917,643	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF MARCH 31, 2020

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 03.31.2020
Deposits	306,210,916	19,268,951	4,187,677	1,573,229	64,117	3,334	331,308,224
Non.-financial government sector	3,468,572	14,519	7	—	—	—	3,483,098
Financial sector	286,915	—	—	—	—	—	286,915
Non-financial private sector and residents abroad	302,455,429	19,254,432	4,187,670	1,573,229	64,117	3,334	327,538,211
Derivative instruments	331,591	—	—	—	—	—	331,591
Other financial liabilities	36,635,852	363,472	535,712	712,425	876,462	7,855,472	46,979,395
Financing received from the BCRA and other financial institutions	1,859,535	705,258	191,543	434,530	79,626	924,780	4,195,272
Corporate bonds issued	94,877	3,657,406	1,187,346	3,147,822	—	—	8,087,451

TOTAL	345,132,771	23,995,087	6,102,278	5,868,006	1,020,205	8,783,586	390,901,933

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND

FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 03.31.20
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	976,527	375,140	(1)(3)	—	—	(64,672)	1,286,995
- For administrative, disciplinary and criminal penalties	5,390	—	(1)	—	—	(390)	5,000
- Provisions for reorganization	2,130,236	243,566	(1)	82,626	266,024	(154,960)	1,870,192
- Provisions for termination plans	69,255	—	(1)	—	—	(5,011)	64,244
- Other	8,404,535	330,497	(1)(2)	1	56,465	(631,184)	8,047,382

TOTAL PROVISIONS	11,585,943	949,203		82,627	322,489	(856,217)	11,273,813

(1)	See Note 27.
(2)

Includes an increase of 1,691 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses.

(3)	Includes an increase of 502 corresponding to the foreign exchange difference of provisions in foreign currency for contingent commitments.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH GROUP “A” SUBSIDIARIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND

FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.19	ECL for the following 12 months	FI with significant increases of credit risk	FI with credit impairment	Monetary income (loss) generated by allowances	Balances as of 03.31.20
Other financial assets	243,962	19,568	—	3,583	(18,721)	248,392
Loans and other financing	12,076,296	(235,904)	283,324	867,479	(1,132,703)	11,858,492
Other financial institutions	154,134	(8,063)	(24,500)	(2,505)	(8,796)	110,270
Non-financial private sector and residents abroad	11,922,162	(227,841)	307,824	869,984	(1,123,907)	11,748,222
Overdrafts	684,348	585,616	277,129	(25,459)	(53,601)	1,468,033
Instruments	986,798	(229,269)	(125,945)	(38,223)	(53,044)	540,317
Mortgage loans	152,775	(28,749)	14,484	118,297	(9,108)	247,699
Pledge loans	33,625	(5,018)	(62)	4,350	(2,326)	30,569
Consumer loans	1,458,425	(152,756)	168,537	(31,183)	(96,467)	1,346,556
Credit card loans	3,654,780	(510,981)	267,912	(64,392)	(244,193)	3,103,126
Finance leases	135,092	(19,345)	(1,743)	(6,062)	(9,188)	98,754
Other	4,816,319	132,661	(292,488)	912,656	(655,980)	4,913,168
Other debt securities	737	9	—	—	(53)	693
Contingent commitments	976,527	124,164	267,141	(16,125)	(64,712)	1,286,995

TOTAL ALLOWANCES	13,297,522	(92,163)	550,465	854,937	(1,216,189)	13,394,572

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH GROUP “B” SUBSIDIARIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND

FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			Decreases
Accounts	Balances as of 12.31.19	Increases	Reversals	Monetary income (loss) generated by allowances	Balances as of 03.31.20
Loans and other financing	191,540	27,061	(2,197)	(14,234)	202,170
Non-financial private sector and residents abroad	191,540	27,061	(2,197)	(14,234)	202,170
Pledge loans	177,218	25,435	(1,911)	(13,174)	187,568
Financial leases	3,147	249	(219)	(227)	2,950
Other	11,175	1,377	(67)	(833)	11,652

TOTAL ALLOWANCES	191,540	27,061	(2,197)	(14,234)	202,170

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. (the “Entity”) and its subsidiaries, which include the condensed consolidated statement of financial position as of March 31, 2020, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”) and, particularly, for interim financial statements, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to express a conclusion on the accompanying condensed interim consolidated financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim consolidated financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to conclude that the accompanying condensed interim consolidated financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in conformity with the accounting standards established by the BCRA, described in Note 2 to the consolidated financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the information disclosed in the accompanying condensed interim consolidated financial statements:

a)

As explained in Note 2 to the accompanying consolidated financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.

As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector. Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 3,676,608 thousand and $ 3,892,574 thousand as of March 31, 2020 and December 31, 2019, respectively, Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA,

ii.

As explained in Notes 2.b) and 16, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/2019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest, The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value,

iii.

As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions,

b)

As indicated in note 5 to the accompanying consolidated financial statements, and by virtue of BCRA Communications “A” 6778 and 6651, as from January 1, 2020, the Entity has adopted the changes in its accounting policies derived from the implementation of IFRS 9 in order to recognize impairment of its financial assets, excluding debt instruments of the nonfinancial public sector, and IAS 29 for the purposes of presenting the financial statements stated in the reporting currency at period-end. Such changes are applied retroactively from January 1, 2019 as provided for by the regulatory authorities, which implies changes to the financial statements filed as of December 31, 2018, March 31, 2019 and December 31, 2019, for comparative purposes, as disclosed in such note.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)

The accompanying condensed interim consolidated financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 57 to the condensed interim consolidated financial statements,

b)

As of March 31, 2020, as disclosed in Note 52 to the accompanying condensed interim consolidated financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV),

c)

We read the reporting summary (sections “Statement of financial position items”, “Statement of profit or loss items”, “Statement of cash flow items”, “Statistical data” and “Ratios”), and the additional information required by section 12 of Chapter III, Title IV of CNV regulations (compiled text), based on which, as far as it relates to our area of responsibility, we have no observations; and

d)

As of March 31, 2020, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 243,737,188, no amounts being due as of that date.

City of Buenos Aires, June 8, 2020.

KPMG

Mauricio G. Eidelstein

Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	03.31.20	12.31.19
ASSETS
Cash and deposits in banks	4	146,370,967	168,318,858
Cash		37,326,327	50,368,197
Financial institutions and correspondents		109,044,640	117,950,661
Argentine Central Bank (BCRA)		104,670,110	115,835,556
Other in the country and abroad		4,374,530	2,115,105
Debt securities at fair value through profit or loss	5 and Exhibit A	9,059,229	4,452,088
Derivatives	6	2,155,425	3,279,799
Repo transactions	7	3,201,694	—
Other financial assets	8	17,241,461	3,776,583
Loans and other financing	9	209,111,206	200,330,839
Non-financial government sector		581	493
Argentine Central Bank (BCRA)		11,273	18,763
Other financial institutions		8,319,799	7,150,574
Non-financial private sector and residents abroad		200,779,553	193,161,009
Other debt securities	10	64,756,406	48,701,563
Financial assets pledged as collateral	11	6,814,710	6,384,691
Investments in equity instruments	13 and Exhibit A	1,811,853	2,216,211
Investments in associates	14	3,905,723	3,850,041
Property and equipment	15	27,301,433	28,068,189
Intangible assets	16	918,360	839,598
Deferred income tax assets		7,056,805	5,359,065
Other non-financial assets	17	4,054,745	4,470,636
Non-current assets held for sale	18	178,903	178,903

TOTAL ASSETS		503,938,920	480,227,064

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	03.31.20	12.31.19
LIABILITIES
Deposits	19 and Exhibit H	327,367,825	316,296,444
Non-financial government sector		3,473,308	3,167,294
Financial sector		538,708	199,055
Non-financial private sector and residents abroad		323,355,809	312,930,095
Liabilities at fair value through profit or loss	20	—	626,102
Derivatives	6	331,591	3,312,621
Other financial liabilities	21	42,475,763	30,422,438
Financing received from the BCRA and other financial institutions	22	998,326	3,711,731
Corporate bonds issued	23	4,899,699	5,164,432
Current income tax liabilities	12 a)	11,418,033	8,518,164
Provisions	Exhibit J	11,192,691	11,493,661
Other non-financial liabilities	24	18,206,298	17,866,685

TOTAL LIABILITIES		416,890,226	397,412,278

EQUITY
Share capital	26	612,710	612,710
Non-capitalized contributions		20,893,825	20,893,825
Capital adjustments		14,632,579	14,632,579
Reserves		47,241,771	47,241,771
Retained earnings		10,460,210	(17,844,403)
Other accumulated comprehensive income/(loss)		(9,871,341)	(11,026,309)
Income for the period		3,078,940	28,304,613

TOTAL EQUITY		87,048,694	82,814,786

TOTAL LIABILITIES AND EQUITY		503,938,920	480,227,064

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 03.31.20	Accumulated as of 03.31.19
Interest income	27	23,285,669	28,416,652
Interest expense	28	(7,547,291)	(13,410,646)

Net interest income		15,738,378	15,006,006

Commission income	29	5,319,554	5,746,154
Commission expenses	30	(3,502,438)	(3,593,966)

Net commission income		1,817,116	2,152,188

Net income from financial instruments at fair value through profit or loss	31	925,127	3,690,144
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	(127,002)	(6,264)
Foreign exchange and gold gains	33	1,237,860	1,973,390
Other operating income	34	1,054,264	5,264,666
Loan loss allowances	Exhibit R	(1,595,342)	(1,615,725)

Net operating income		19,050,401	26,464,405

Personnel benefits	35	(4,349,869)	(4,187,546)
Administrative expenses	36	(3,521,182)	(3,147,498)
Depreciation and amortization	37	(818,250)	(1,229,499)
Other operating expenses	38	(2,961,673)	(4,495,229)

Operating income		7,399,427	13,404,633

Income (loss) from associates and joint ventures		74,962	(45,895)
Gain (loss) on net monetary position		(2,302,363)	(4,901,400)

Income before income tax		5,172,026	8,457,338

Income tax	12 b)	(2,093,086)	(3,587,331)

Income for the period		3,078,940	4,870,007

Notes and exhibits are an integral part of these financial statements.

EARNINGS PER SHARE

AS OF MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

Accounts	03.31.20	03.31.19
Numerator:
Net income attributable to owners of the Parent	3,078,940	4,870,007
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	3,078,940	4,870,007
Denominator:
Weighted average of outstanding common shares for the period	612,683,684	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,683,684	612,659,638
Basic earnings per share (stated in pesos)	5.0253	7.9490
Diluted earnings per share (stated in pesos) (1)	5.0253	7.9490

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE-MONTH INTERIM PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

	Accumulated as of 03.31.20	Accumulated as of 03.31.19
Income for the period	3,078,940	4,870,007
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the Share in OCI from associates and joint ventures at equity method	(19,125)	(42,437)

	(19,125)	(42,437)

Profit or losses from financial instruments at fair value through OCI
Income for the period on financial instruments at fair value through OCI	1,134,069	2,114,225
Reclassication adjustment for the period	127,002	6,264
Income tax	(76,038)	160,191

	1,185,033	2,280,680

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Income or loss on equity instruments at fair value through OCI (Items 5.7.5 of IFRS 9)
Income/(loss) for the period on equity instruments at fair value through OCI	(15,628)	—
Income tax	4,688	—

	(10,940)	—

Total Other Comprehensive Income for the period	1,154,968	2,238,243

Total comprehensive income	4,233,908	7,108,250

Notes and exhibits are an integral part of these financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

	2020									2019
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total	Total
Restated balances at the beginning of the year	612,710	20,893,825	14,632,579	(11,073,041)	46,732	11,153,149	36,088,622	12,539,900	84,894,476	72,553,300
Impact of the implementation of the financial reporting framework established by the BCRA - NIIF 9. Item 5.5. (See Note 5.2.c. to the consolidated interim financial statements)	—	—	—	—	—	—	—	(2,079,690)	(2,079,690)	(318,744)

Adjusted balance at the beginning of the year	612,710	20,893,825	14,632,579	(11,073,041)	46,732	11,153,149	36,088,622	10,460,210	82,814,786	72,234,556

Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	3,078,940	3,078,940	4,870,007
- Other comprehensive income for the period	—	—	—	1,185,033	(30,065)	—	—	—	1,154,968	2,238,243

Balances at fiscal period-end	612,710	20,893,825	14,632,579	(9,888,008)	16,667	11,153,149	36,088,622	13,539,150	87,048,694	79,342,806

SEPARATE STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

Accounts	03.31.20	03.31.19
Cash flows from operating activities
Income before Income Tax	5,172,026	8,457,338
Adjustment for total monetary income for the period	2,302,363	4,901,400
Adjustments to obtain cash flows from operating activities:	(2,796,343)	(8,858,842)
Depreciation and amortization	818,250	1,229,499
Loan loss allowance	1,595,342	1,615,725
Effect of foreign exchange changes on cash and cash equivalents	(4,490,733)	(6,702,812)
Income/(loss) from sale of Prisma Medios de Pagos S.A.	—	(4,186,430)
Other adjustments	(719,202)	(814,824)
Net increases from operating assets:	(65,391,938)	(39,177,724)
Debt securities at fair value through profit or loss	(4,394,855)	7,798,213
Derivatives	1,124,374	(352,890)
Repo transactions	(3,201,694)	(13,745,349)
Loans and other financing	(25,077,546)	(4,901,415)
Non-financial government sector	(88)	(333)
Other financial institutions	(3,126,335)	5,182,855
Non-financial private sector and residents abroad	(21,951,123)	(10,083,937)
Other debt securities	(19,335,352)	(23,454,996)
Financial assets pledged as collateral	(898,072)	(852,485)
Investments in equity instruments	197,655	(2,645,662)
Other assets	(13,806,448)	(1,023,140)
Net increases from operating liabilities:	46,320,178	31,065,372
Deposits	34,422,805	28,785,309
Non-financial government sector	306,014	180,242
Financial sector	507,183	(106,317)
Non-financial private sector and residents abroad	33,609,608	28,711,384
Liabilities at fair value through profit or loss	(626,102)	1,980,713
Derivatives	(2,981,030)	315,704
Repo transactions	—	(23,748)
Other liabilities	15,504,505	7,394
Income tax paid	(294,180)	(344,652)

Total cash flows used in operating activities	(14,687,894)	(3,957,108)

SEPARATE STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(stated in thousands of pesos)

Accounts	03.31.20	03.31.19
Cash flows from investing activities:
Payments:	(380,344)	(1,215,966)
Purchase of property and equipment, intangible assets and other assets	(380,344)	(1,215,966)
Collections:	191,075	2,686,543
Sale of investments in equity instruments	—	2,686,543
Other collections related to investing activities	191,075	—

Total cash flows (used in)/generated by investing activities	(189,269)	1,470,577

Cash flows from financing activities
Payments:	(794,416)	(525,400)
Non-subordinated corporate bonds	(338,939)	(324,396)
BCRA	(484)	—
Financing from local financial institutions	(254,219)	—
Leases	(200,774)	(201,004)
Collections:	—	2,531,551
Non-subordinated corporate bonds	—	2,514,915
BCRA	—	16,636

Total cash flows (used in) / generated by financing activities	(794,416)	2,006,151

Effect of exchange rate changes on cash and cash equivalents	4,490,733	6,702,812
Effect of monetary income (loss) on cash and cash equivalents	(10,767,045)	(16,292,710)

Total changes in cash flows	(21,947,891)	(10,070,278)

Restated cash and cash equivalents at the beginning of the year (Note 4)	168,318,858	164,342,030

Cash and cash equivalents at fiscal period-end (Note 4)	146,370,967	154,271,752

Notes and exhibits are an integral part of these financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2020

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, Banco BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed interim financial statements as of March 31, 2020 and for the three-month period ended on that date were prepared in accordance with the regulations issued by the BCRA which provide that financial institutions under its supervision shall be required to present financial statements prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under Item 5.5. of IFRS 9, except for debt instruments issued by the non-financial public sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in Item 5.5. of IFRS 9, its shareholders’ equity as of March 31, 2020 and December 31, 2019 would have been reduced by 3,676,608 and 3,892,574, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA handed down Communication “A” 6938 deferring the application of the impairment model set forth in Item 5.5 of IFRS 9 until fiscal years commencing on or after January 1, 2021 for Group “B” entities (the Entity’s subsidiaries), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of March 31, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be afforded to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 5,871,923 as of March 31, 2020 and December 31, 2019, respectively.

As stated in Note 2 to the consolidated financial statements, the above mentioned circumstances result in a departure from the IFRS which has a significant impact and may distort the information provided in these separate financial statements.

Since the current reporting period is an interim period, the Bank has opted for presenting condensed information, in accordance with the guidelines set forth in IAS 34 “Interim financial information”.

Accordingly, these interim financial statements do not include all the information required for full annual financial statements prepared under IFRS. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2019. However, these financial statements contain notes describing the events and transactions deemed material to understand the changes in the Entity’s financial position subsequent to December 31, 2019.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency (Note 3 to the consolidated condensed interim financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated condensed interim financial statements)

•	Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective for Financial Institutions (Note 6 to the consolidated condensed interim financial statements)

•	Provisions (Note 27 to the consolidated condensed interim financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)

•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)

•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)

•	Deposits guarantee regime (Note 50 to the consolidated condensed interim financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 52 to the consolidated condensed interim financial statements)

•	Trust activities (Note 54 to the consolidated condensed interim financial statements)

•	Mutual funds (Note 55 to the consolidated condensed interim financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated condensed interim financial statements)

•	Accounting records (Note 57 to the consolidated condensed interim financial statements)

•	Subsequent events (Note 58 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Except as described in Note 5 to the consolidated condensed interim financial statements, the Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2019, in all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

The interim financial statements as of March 31, 2020 of the subsidiaries BBVA Asset Management Argentina S.A., and Consolidar Administradora de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present information on a homogeneous basis.

The financial statements of Rombo Compañía Financiera S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the BCRA for Group “B” financial institutions, which does not consider the model set forth in item 5.5 “Impairment” of IFRS 9 until the fiscal years commencing on or after January 1, 2021 as stated in note 2 to these financial statements.

4.	Cash and deposits in banks

	03.31.20	12.31.19
BCRA - Current account	104,670,110	115,835,556
Cash	37,326,327	50,368,197
Balances with other local and foreign institutions	4,374,530	2,115,105

TOTAL	146,370,967	168,318,858

5.	Debt securities at fair value through profit or loss

	03.31.20	12.31.19
BCRA Bills	8,906,573	4,295,267
Private securities - Corporate bonds	101,377	100,904
Government securities	51,279	55,917

TOTAL	9,059,229	4,452,088

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of financial position in the item “Derivative instruments” and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

As of March 31, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 30, 2021. Such equity interest was measured at fair value, as calculated by management in reliance of a report prepared by independent appraisers (Note 43 to the consolidated condensed interim financial statements).

Breakdown is as follows:

Assets

	03.31.20	12.31.19
Debit balances linked to foreign currency forwards pending settlement in pesos	1,470,425	2,541,372
Premiums for put options taken - Prisma Medios de Pago S.A.	685,000	738,427

TOTAL	2,155,425	3,279,799

Liabilities

	03.31.20	12.31.19
Credit balances linked to foreign currency forwards pending settlement in pesos	283,876	3,154,818
Credit balances linked to interest rate swaps	47,715	157,803

TOTAL	331,591	3,312,621

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below.

	03.31.20	12.31.19
Foreign currency forwards
Foreign currency forward purchases - US$	1,139,766	618,497
Foreign currency forward purchases - Euros	961	35
Foreign currency forward sales - US$	1,132,625	620,956
Foreign currency forward sales - Euros	300	1,804
Interest rate swaps
Fixed rate for floating rate (1)	800,030	1,500,050

(1)	Floating rate: Badlar Rate, interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	03.31.20	12.31.19
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	3,201,694	—

TOTAL	3,201,694	—

8.	Other financial assets

Breakdown of other financial assets is as follows:

	03.31.20	12.31.19
Measured at amortized cost
Financial debtors from spot transactions pending settlement	11,587,607	273,297
Other receivables	3,861,175	1,482,732
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	1,934,456	2,028,658
Other	84,023	182,961
Non-financial debtors from spot transactions pending settlement	669	29,945

	17,467,930	3,997,593

Allowance for loans losses (Exhibit R)	(226,469)	(221,010)

TOTAL	17,241,461	3,776,583

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.20	12.31.19
Non-financial government sector	581	493
BCRA	11,273	18,763
Other financial institutions	8,443,772	7,304,377
Overdrafts	29,505,886	15,520,217
Discounted instruments	12,207,134	13,298,402
Unsecured instruments	8,633,733	12,246,606
Mortgage loans	15,106,043	15,255,182
Pledge loans	1,298,250	1,454,456
Consumer loans	23,747,432	25,370,240
Credit Cards	70,380,730	77,686,619
Loans for the prefinancing and financing of exports	27,075,155	19,723,114
Receivables from finance leases	1,563,482	1,882,952
Loans to personnel	1,827,114	1,845,763
Other financing	21,205,992	20,816,243

	221,006,577	212,423,427

Allowance for loan losses (Exhibit R)	(11,895,371)	(12,092,588)

TOTAL	209,111,206	200,330,839

Finance leases

The Bank entered into finance leases related to vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases (leasing) and the current value of minimum payments to be received by them:

	03.31.20		12.31.19
	Total investment	Current value of minimum payments	Total investments	Current value of minimum payments
Up to 1 year	1,171,197	900,754	991,975	988,707
From 1 to 5 years	888,924	662,728	897,397	894,245

TOTAL	2,060,121	1,563,482	1,889,372	1,882,952

Principal		1,535,215		1,861,099
Interest accrued		28,267		21,853

TOTAL		1,563,482		1,882,952

A breakdown of loans and other financing according to credit quality standing pursuant to the standards applicable issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	03.31.20	12.31.19
Total Exhibit B and C	222,360,413	213,207,335
Plus:
BCRA	11,273	18,763
Loans to personnel	1,827,114	1,845,767
Interest and other items accrued receivable from financial assets with credit value impairment	134,678	—
Less:
Allowance for loan losses (Exhibit R)	(11,895,371)	(12,092,588)
Adjustments for effective interest rate	(344,121)	(381,341)
Corporate bonds	(92,468)	(104,965)
Loan commitments	(2,890,312)	(2,162,132)

Total loans and other financing	209,111,206	200,330,838

As of March 31, 2020 and December 31, 2019, the Bank holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	03.31.20	12.31.19
Overdrafts and receivables agreed not used	1,448,075	335,637
Guarantees granted	541,453	545,772
Liabilities related to foreign trade transactions	323,234	953,960
Secured loans	577,550	326,764

	2,890,312	2,162,132

Risks related to the aforementioned contingent transactions are evaluated and controlled within the framework of the Bank’s credit risks policy.

10.	Other debt securities

a)	Financial assets measured at amortized cost

	03.31.20	12.31.19
Corporate bonds under credit recovery transactions	83	89

	83	89

Allowance for loan losses - Private securities (Exhibit R)	(83)	(89)

TOTAL	—	—

b)	Financial assets measured at fair value through OCI

	03.31.20	12.31.19
Government securities	17,415,746	17,282,071
BCRA Liquidity Bills	47,264,185	31,344,519
Private securities - Corporate bonds	77,085	75,621

	64,757,016	48,702,211

Allowance for loan losses - Private securities (Exhibit R)	(610)	(648)

TOTAL	64,756,406	48,701,563

11.	Financial assets pledged as collateral

As of March 31, 2020 and December 31, 2019, the Entity delivered the financial assets listed below as collateral:

		03.31.20	12.31.19
Deposits as collateral	(3)	3,664,740	3,262,575
BCRA - Special guarantee accounts	(1)	2,310,245	3,048,446
Guarantee Trust - Pesos	(2)	839,725	73,670

TOTAL		6,814,710	6,384,691

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)	The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

12.	Income tax

a)	Current income tax liabilities

Breakdown is as follows:

	03.31.20	12.31.19
Income tax provision	12,561,701	9,442,913
Advances	(1,143,420)	(924,481)
Collections and withholdings	(248)	(268)

	11,418,033	8,518,164

b) Income tax expense

Breakdown of income tax expense:

	03.31.20	03.31.19
Current tax	(3,880,508)	(3,621,440)
Deferred tax	1,787,422	34,109

	(2,093,086)	(3,587,331)

Pursuant to IAS No. 34, in interim periods income tax is recognized over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The Bank’s effective rate for the three-month period ended March 31, 2020 was 40%, while for the three-month period ended March 31, 2019, it was 42%.

The policy on the recognition of income tax in interim periods is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss or at fair value through OCI. Breakdown is as follows:

13.1	Investments in equity instruments through profit or loss

	03.31.20	12.31.19
Prisma Medios de Pago S.A. (1)	1,694,185	2,032,301
BYMA-Bolsas and Mercados Argentinos S.A.	43,392	67,762
Mercado de Valores de Buenos Aires S.A.	58,750	86,644

TOTAL	1,796,327	2,186,707

13.2	Investments in equity instruments through OCI

	03.31.20	12.31.19
Banco Latinoaméricano de Exportaciones S.A.	14,490	28,444
Other	1,036	1,060

TOTAL	15,526	29,504

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	03.31.20	12.31.19
PSA Finance Arg. Cía. Financiera S.A.	602,515	619,085
Rombo Cía. Financiera S.A.	689,573	708,983
Volkswagen Financial Services Compañía Financiera S.A.	1,141,676	1,095,198
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	31,438	33,107
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	1,003,715	985,904
Interbanking S.A.	121,673	122,520
BBVA Consolidar Seguros S.A.	315,133	285,244

TOTAL	3,905,723	3,850,041

15.	Property and equipment

	03.31.20	12.31.19
Real estate	18,719,767	18,871,712
Furniture and facilities	4,091,522	4,248,450
Right of use of leased real estate (Note 25)	2,345,347	2,515,783
Machinery and equipment	1,718,848	2,049,716
Constructions in progress	393,152	346,599
Automobiles	32,797	35,929

TOTAL	27,301,433	28,068,189

Detailed information on assets and liabilities for leases as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to the separate condensed interim financial statements.

16.	Intangible assets

	03.31.20	12.31.19
Licenses - Software	918,360	839,598

TOTAL	918,360	839,598

17.	Other non-financial assets

Breakdown is as follows:

	03.31.20	12.31.19
Investment properties	1,514,335	1,527,590
Prepayments	1,362,996	1,497,767
Tax advances	690,589	613,055
Advances to suppliers of goods	250,088	256,900
Other miscellaneous assets	190,527	190,526
Assets acquired as security for loans	12,181	11,675
Advances to personnel	1,050	350,835
Other	32,979	22,288

TOTAL	4,054,745	4,470,636

18.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed on a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of March 31, 2020 and December 31, 2019 amounts to 178,903, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	03.31.20	12.31.19
Non-financial government sector	3,473,308	3,167,294
Financial sector	538,708	199,055
Non-financial private sector and residents abroad	323,355,809	312,930,095
Checking accounts	63,307,080	58,250,626
Savings accounts	162,584,954	159,355,038
Time deposits	86,332,664	90,073,190
Investment accounts	13,952	83
Other	11,117,159	5,251,158

TOTAL	327,367,825	316,296,444

20.	Liabilities at fair value through profit or loss

	03.31.20	12.31.19
Obligations from securities transactions	—	626,102

TOTAL	—	626,102

21.	Other financial liabilities

	03.31.20	12.31.19
Obligations from financing of purchases	14,219,318	18,293,703
Creditors from spot transactions pending settlement	11,718,423	129,811
Collections and other transactions on behalf of third parties	3,850,551	3,450,855
Credit balance for spot purchases or sales pending settlement	2,643,258	129,133
Liabilities for leases (Note 29)	2,552,602	2,707,438
Payment orders pending credit	2,302,796	2,090,054
Accrued commissions payable	18,315	15,711
Interest accrued payable	—	148,256
Other	5,170,500	3,457,477

TOTAL	42,475,763	30,422,438

22.	Financing received from the BCRA and other financial institutions

	03.31.20	12.31.19
Local financial institutions	672,555	956,447
Foreign financial institutions	278,528	2,737,230
BCRA	47,243	18,054

TOTAL	998,326	3,711,731

23.	Corporate bonds issued

Below is a detail of the Bank’s corporate bonds in force as of March 31, 2020 and December 31, 2019.

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 03.31.20	Outstanding securities as of 12.31.19
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4.25% annual nominal rate UVA +	Quarterly	526,500	567,564
Class 25	11.08.2018	784,334	11.08.2020	9.50% annual nominal rate	Quarterly	1,426,898	1,394,968
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25% annual nominal rate	Quarterly	891,000	960,494
Class 28	12.12.2019	1,967,150	06.12.2020	Badlar Private + 4% annual nominal	Quarterly	1,967,150	2,120,578

				Total principal		4,811,548	5,043,604
				Interest accrued		88,151	120,828

				Total principal and interest accrued		4,899,699	5,164,432

Definitions:

BADLAR RATE: it is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: it is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

24.	Other non-financial liabilities

	03.31.20	12.31.19
Miscellaneous creditors	7,228,012	5,254,199
Short-term personnel benefits	3,630,656	4,423,228
Other collections and withholdings	2,595,793	3,308,918
Advances collected	2,510,644	2,810,066
Other taxes payable	1,025,156	1,266,445
For contract liabilities	481,664	413,688
Social security payment orders pending settlement	433,293	66,227
Long-term personnel benefits	295,708	318,772
Other	5,372	5,142

TOTAL	18,206,298	17,866,685

25.	Leases

Bank as lessee

Below is a detail of the amounts of rights of use under leases and liabilities from leases in force as of March 31, 2020:

Rights of use under leases

	Initial			Depreciation				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.2020	Increases	Decreases	as of 01.01.2020	Decreases	period (1)	at period-end	03.31.2020
Leased real property	3,113,204	92,942	123,007	597,421	2,348	142,719	737,792	2,345,347

(1)	Note 37

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	03.31.20
Up to one year	136,876	14,548	151,424
From 1 to 5 years	1,247,301	160,226	1,407,527
More than 5 years	977,955	15,696	993,651

			2,552,602

Interest and exchange rate difference recognized in profit or loss

Other operating expenses	(76,408)
Interest on liabilities from finance lease (Note 38)
Exchange rate difference	(109,249)
Exchange rate difference for finance leases (loss)
Other expenses
Leases (Note 36)	(314,645)

26.	Share capital

The information on the corporate stock is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	03.31.20	03.31.19
Interest on government securities	6,248,533	7,264,179
Interest on credit card loans	4,615,865	6,029,643
Interest on instruments	2,542,158	3,092,093
Acquisition Value Unit (UVA) clause adjustment	2,254,499	2,392,381
Interest on consumer loans	2,010,519	2,719,186
Interest on overdrafts	2,513,427	2,374,129
Interest on loans to the financial sector	626,881	1,091,455
Interest on other loans	765,225	1,086,055
Interest on loans for the prefinancing and financing of exports	312,722	1,013,925
Premiums on reverse repurchase agreements	729,701	575,500
Interest on mortgage loans	316,958	404,815
Interest on finance leases	94,410	190,506
Interest on pledge loans	88,181	151,441
Stabilization Coefficient (CER) clause adjustment	26,409	27,648
Interest on private securities	1,556	3,074
Other	138,625	622

TOTAL	23,285,669	28,416,652

28.	Interest expenses

	03.31.20	03.31.19
Time deposits	6,383,202	10,856,809
Checking accounts deposits	223,495	1,046,310
Other liabilities from financial transactions	650,917	965,969
Acquisition Value Unit (UVA) clause adjustments	204,126	455,194
Savings accounts deposits	67,650	56,035
Interfinancial loans received	10,897	23,837
Other	7,004	5,876
Premiums on reverse repurchase agreements	—	616

TOTAL	7,547,291	13,410,646

29.	Commission income

	03.31.20	03.31.19
Linked to liabilities	2,879,825	3,076,806
From credit cards	1,800,672	1,669,599
From insurance	277,321	346,078
From foreign trade and foreign currency transactions	208,327	283,609
Linked to loans	118,302	338,420
Linked to securities	34,645	31,194
From guarantees granted	462	448

TOTAL	5,319,554	5,746,154

30.	Commission expenses

	03.31.20	03.31.19
From credit and debit cards	2,932,661	2,705,700
From payment of salaries	186,924	262,611
From digital sales services	111,594	253,855
From Fromeign trade transactions	34,962	42,067
Comisiones Latam Pass	28,914	27,185
Linked to transactions with securities	553	503
Other commission expenses	206,830	302,045

TOTAL	3,502,438	3,593,966

31.	Net income/(loss) from measurement of financial instruments carried at fair value through profit or loss

	03.31.20	03.31.19
Income from government securities	930,181	1,352,239
Income from foreign currency forward transactions	230,624	186,980
Income/(loss) from interest rate swaps	22,971	(186,731)
Income from corporate bonds	16,624	34,500
Other	(1,518)	—
(Loss)/income from private securities	(40,764)	2,303,156
(Loss) from loans	(232,991)	—

TOTAL	925,127	3,690,144

32.	(Loss) /Income from writing down of financial assets at amortized cost and at fair value through OCI

	03.31.20	03.31.19
(Loss) from sale of government securities	(127,002)	(6,264)

TOTAL	(127,002)	(6,264)

33.	Foreign exchange and gold gains/(losses)

	03.31.20	03.31.19
Income from purchase-sale of foreign currency	946,148	2,230,340
Conversion of foreign currency assets and liabilities into pesos	291,712	(256,950)

TOTAL	1,237,860	1,973,390

34.	Other operating income

	03.31.20	03.31.19
Adjustments and interest on miscellaneous receivables	249,512	295,947
Rental of safe deposit boxes	207,680	189,024
Loans recovered	161,364	120,758
Allowances reversed	84,933	57,469
Debit and credit card commissions	74,296	215,292
Punitive interest	54,335	48,493
Income from sale of non-current assets held for sale	—	4,186,430
Other operating income	222,144	151,253

TOTAL	1,054,264	5,264,666

35.	Personnel benefits

	03.31.20	03.31.19
Salaries	2,607,767	2,571,215
Social security charges	772,563	706,977
Personnel compensation and bonuses	84,191	198,001
Personnel services	86,291	78,534
Other short-term personnel benefits	799,057	632,819

TOTAL	4,349,869	4,187,546

36.	Administrative expenses

	03.31.20	03.31.19
Taxes	859,559	864,511
Maintenance costs	423,293	429,055
Administrative expenses	329,836	247,858
Rent (Note 25)	314,645	262,501
Armored transportation services	276,646	255,444
Electricity and communications	221,740	169,984
Other fees	215,734	131,744
Advertising	177,703	187,151
Security services	110,037	132,812
Insurance	42,109	38,355
Representation and travel expenses	27,546	42,203
Fees to Bank Directors and Supervisory Committee	19,525	5,781
Stationery and supplies	18,867	17,095
Other administrative expenses	483,942	363,004

TOTAL	3,521,182	3,147,498

37.	Depreciation and amortization

	03.31.20	03.31.19
Depreciation of property and equipment	625,971	650,123
Amortization of rights of use of leased real property (Note 25)	142,719	424,575
Amortization of intangible assets	40,511	153,405
Depreciation of other assets	9,049	1,396

TOTAL	818,250	1,229,499

38.	Other operating expenses

	03.31.20	03.31.19
Turnover tax	1,627,302	2,122,245
Other allowances (Exhibit J)	701,709	990,808
Other operating expenses	221,662	426,935
Initial recognition of loans	174,725	625,515
Contribution to the Deposit Guarantee Fund	124,054	169,732
Interest on liabilities from financial lease (Note 25)	76,408	85,844
Claims	25,238	74,150
Reorganization expenses (Exhibit J)	10,575	—

TOTAL	2,961,673	4,495,229

39.	Related parties

See Note 46 to the Consolidated Condensed Interim Financial Statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated condensed interim financial statements regarding the restrictions to the payment of dividends.

41.	Restricted assets

As of March 31, 2020 and December 31, 2019, the Bank has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 98,980, Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 115,200 as of March 31, 2020, Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 89,268, Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 116,243 as of December 31, 2019, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 6,814,710 and 6,384,691 as of March 31, 2020 and December 31, 2019, respectively.

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.20	12.31.19
Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	104,310,300	115,835,556
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	2,310,245	3,048,446
Argentine Central Bank (BCRA) – social security special accounts - restricted	359,810	—

	106,980,355	118,884,002

Treasury Bonds in pesos at fixed rate due November 2020	8,702,158	7,869,601
Liquidity Bills – B.C.R.A.	56,170,758	35,639,786

TOTAL	171,853,271	162,393,389

42.2	Minimum capital requirements

The breakdown of minimum capital requirements is as follows at the mentioned date:

Minimum capital requirement	03.31.20	03.31.19
Credit risk	20,908,883	26,430,645
Operational risk	6,795,081	5,759,999
Market risk	497,445	345,864

Paid-in	74,376,020	56,206,543

Surplus	46,174,611	23,670,035

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 03.31.20	Book value 12.31.19	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local
Government Securities - In pesos
Province of Rio Negro Debt Security, Floating rate, maturity 2021	42016	50,731	2	50,731	55,738	50,731	—	50,731
CER-adjusted Argentine Bond in pesos. Maturity 2021	5315	369	1	369	—	369	—	369

Subtotal Government Securities - In pesos		51,100		51,100	55,738	51,100	—	51,100

Government Securities - In foreign currency
Treasury Bonds in USD. Maturity 10-11-19	5291	179	2	179	179	179	—	179

Subtotal Government Securities - In foreign currency		179		179	179	179	—	179

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 01-02-20	13551	—	2	—	4,295,268	—	—	—
BCRA Liquidity Bills in pesos. Maturity 04-23-20	13595	8,207,874	2	8,207,874	—	8,207,874	—	8,207,874
BCRA Liquidity Bills in pesos. Maturity 04-03-20	13589	698,699	2	698,699	—	698,699	—	698,699

Subtotal BCRA Bills		8,906,573		8,906,573	4,295,268	8,906,573	—	8,906,573

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	76,625	2	76,625	75,714	76,625	—	76,625
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	14,276	2	14,276	15,992	14,276	—	14,276
Corporate Bond Rombo Cia Financiera S.A. Class 40	52940	5,313	2	5,313	3,520	5,313	—	5,313
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,163	2	5,163	5,677	5,163	—	5,163

Subtotal Private Securities		101,377		101,377	100,903	101,377	—	101,377

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		9,059,229		9,059,229	4,452,088	9,059,229	—	9,059,229

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 03.31.20	Book value 12.31.19	Position with no options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity November 2020	5330	8,702,157	2	8,702,157	7,869,601	8,702,157	—	8,702,157
CER-Adjusted Argentine Bond in pesos. 1% Maturity 2021	5359	982,923	2	982,923	—	982,923	—	982,923
Capitalizable Treasury Bills in Pesos. Maturity 07-31-20	5284	257,184	1	257,184	999,204	257,184	—	257,184
Treasury Bills. Floating rate (BADLAR)	5358	193,783	2	193,783	—	193,783	—	193,783
CER-Adjusted Argentine Bond in pesos. Maturity 2021	5315	125,048	1	125,048	112,779	125,048	—	125,048
Capitalizable Treasury Bills in Pesos. Maturity 05-29-20	5341	113,750	2	113,750	383,227	113,750	—	113,750

Subtotal Government Securities - In pesos		10,374,845		10,374,845	9,364,811	10,374,845	—	10,374,845

Government Securities - In foreign currency
USD-Linked Treasury Bills. Maturity 12-04-19	5333	6,911,028	2	6,911,028	7,708,664	6,911,028	—	6,911,028
Treasury Bills in USD. Maturity 08-31-20	5283	129,873	2	129,873	208,596	129,873	—	129,873

Subtotal Government Securities - In foreign currency		7,040,901		7,040,901	7,917,260	7,040,901	—	7,040,901

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 03-31-2020	13588	26,746,377	2	26,746,377	—	26,746,377	—	26,746,377
BCRA Liquidity Bills in pesos. Maturity 04-08-2020	13591	8,266,476	2	8,266,476	—	8,266,476	—	8,266,476
BCRA Liquidity Bills in pesos. Maturity 04-07-2020	13590	6,474,462	2	6,474,462	—	6,474,462	—	6,474,462
BCRA Liquidity Bills in pesos. Maturity 04-03-2020	13589	4,990,705	2	4,990,705	—	4,990,705	—	4,990,705
BCRA Liquidity Bills in pesos. Maturity 04-16-2020	13593	786,165	2	786,165	—	786,165	—	786,165
BCRA Liquidity Bills in pesos. Maturity 01-07-2020	13554	—	2	—	19,504,139	—	—	—
BCRA Liquidity Bills in pesos. Maturity 01-08-2020	13555	—	2	—	11,840,380	—	—	—

Subtotal BCRA Bills		47,264,185		47,264,185	31,344,519	47,264,185	—	47,264,185

Private Securities - In foreign currency
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XVIII	54266	77,085	2	77,085	75,621	77,085	—	77,085

Subtotal Private Securities		77,085		77,085	75,621	77,085	—	77,085

Subtotal Measured at Fair Value through OCI		64,757,016		64,757,016	48,702,211	64,757,016	—	64,757,016

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Corporate Bond EXO. S.A.		83		83	89	83	—	83

TOTAL OTHER DEBT SECURITIES		64,757,099		64,757,099	48,702,300	64,757,099	—	64,757,099

EQUITY INSTRUMENTS
Local:
Private Securities - In pesos
Prisma Medios de Pago S.A.(1)		1,694,185	3	1,694,185	2,032,301	1,694,185	—	1,694,185
Shares of other non-controlled companies		102,142	1	102,142	154,406	102,142	—	102,142
Other		226	2	226	249	226	—	226
Foreign:
Private Securities - In foreign currency
Other		15,300	2	15,300	29,255	15,300	—	15,300

TOTAL EQUITY INSTRUMENTS		1,811,853		1,811,853	2,216,211	1,811,853	—	1,811,853

(1)	The shareholding of Prisma Medios de Pago S.A. has put options taken over the total position (See note 9 to these Consolidated Financial Statements).

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	03.31.20	12.31.19
COMMERCIAL PORTFOLIO
Normal performance	96,770,409	78,089,548

Preferred collaterals and counter-guarantees “A”	390,913	295,759
Preferred collaterals and counter-guarantees “B”	518,396	681,720
No preferred collaterals and counter-guarantees	95,861,100	77,112,069
With special follow-up	94,149	2,097

Under observation	94,149	2,097

Preferred collaterals and counter-guarantees “B”	1,195	1,331
No preferred collaterals and counter-guarantees	92,954	766
Troubled	608,224	1,001,631

No preferred collaterals and counter-guarantees	608,224	1,001,631
With high risk of insolvency	43,985	294,863

Preferred collaterals and counter-guarantees “B”	—	172,682
No preferred collaterals and counter-guarantees	43,985	122,181
Uncollectible	3,533,311	3,027,288

Preferred collaterals and counter-guarantees “A”	9,926	10,700
Preferred collaterals and counter-guarantees “B”	170,643	11,300
No preferred collaterals and counter-guarantees	3,352,742	3,005,288

TOTAL	101,050,078	82,415,427

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	03.31.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal performance	117,822,550	125,127,626

Preferred collaterals and counter-guarantees “A”	38,656	50,208
Preferred collaterals and counter-guarantees “B”	15,890,643	15,702,490
No preferred collaterals and counter-guarantees	101,893,251	109,374,928
Low risk	1,357,028	2,237,911

Preferred collaterals and counter-guarantees “A”	13	1,021
Preferred collaterals and counter-guarantees “B”	41,121	158,139
No preferred collaterals and counter-guarantees	1,315,894	2,078,751
Medium risk	1,382,781	1,854,187

Preferred collaterals and counter-guarantees “B”	26,574	39,178
No preferred collaterals and counter-guarantees	1,356,207	1,815,009
High risk	582,682	1,456,280

Preferred collaterals and counter-guarantees “A”	—	579
Preferred collaterals and counter-guarantees “B”	40,081	43,128
No preferred collaterals and counter-guarantees	542,601	1,412,573
Uncollectible	165,294	115,904

Preferred collaterals and counter-guarantees “A”	537	—
Preferred collaterals and counter-guarantees “B”	22,468	11,681
No preferred collaterals and counter-guarantees	142,289	104,223

TOTAL	121,310,335	130,791,908

TOTAL GENERAL	222,360,413	213,207,335

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	03.31.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	30,739,770	13.82%	24,269,365	11.38%
50 following largest customers	40,211,411	18.08%	27,007,989	12.67%
100 following largest customers	14,537,504	6.54%	13,325,312	6.25%
All other customers	136,871,728	61.56%	148,604,670	69.70%

TOTAL	222,360,413	100.00%	213,207,335	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2020

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	581	—	—	—	—	—	581
Argentine Central Bank (BCRA)	—	11,273	—	—	—	—	—	11,273
Financial sector	—	3,307,321	736,493	1,491,379	2,299,946	1,475,858	563,784	9,874,781
Non-financial private sector and residents abroad	6,118,941	89,475,942	33,073,851	22,806,320	16,142,788	22,577,218	38,788,739	228,983,799

TOTAL	6,118,941	92,795,117	33,810,344	24,297,699	18,442,734	24,053,076	39,352,523	238,870,434

(1)	These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	03.31.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	17,591,154	5.37%	11,723,528	3.71%
50 following largest customers	17,818,516	5.44%	18,061,274	5.71%
100 following largest customers	14,279,012	4.36%	14,301,484	4.52%
All other customers	277,679,143	84.83%	272,210,158	86.06%

TOTAL	327,367,825	100.00%	316,296,444	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF MARCH 31, 2020

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	305,982,400	18,884,450	4,187,677	1,573,229	64,117	3,334	330,695,207
Non.-financial government sector	3,468,572	14,519	7	—	—	—	3,483,098
Financial sector	538,708	—	—	—	—	—	538,708
Non-financial private sector and residents abroad	301,975,120	18,869,931	4,187,670	1,573,229	64,117	3,334	326,673,401
Derivative instruments	331,591	—	—	—	—	—	331,591
Other financial liabilities	36,633,019	363,472	535,712	712,425	876,462	7,855,472	46,976,562
Financing received from the BCRA and other financial institutions	1,004,946	—	—	—	—	—	1,004,946
Corporate bonds issued	94,877	2,133,753	967,131	2,031,501	—	—	5,227,262

TOTAL	344,046,833	21,381,675	5,690,520	4,317,155	940,579	7,858,806	384,235,568

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020

AND THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 03.31.20
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	976,527	375,140	(1)(6)	—	—	(64,672)	1,286,995
- For administrative, disciplinary and criminal penalties	5,390	—	(4)	—	—	(390)	5,000
- Provisions for reorganization	2,130,236	243,566	(5)	82,626	266,024	(154,960)	1,870,192
- Provisions for termination plans	69,255	—	(2)	—	—	(5,011)	64,244
- Other	8,312,253	327,071	(3)	—	63,864	(609,200)	7,966,260

TOTAL PROVISIONS	11,493,661	945,777		82,626	329,888	(834,233)	11,192,691

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative, disciplinary and criminal penalties.
(5)	See Note 27 to the consolidated financial statements.
(6)	Includes an increase of 502 corresponding to the foreign exchange difference of provisions in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

ACCOUNTS	TOTAL AS OF 03.31.20	AS OF 03.31.20 (per currency)				TOTAL AS OF 12.31.19
		Dollar	Euro	Real	Other
ASSETS
Cash and deposits in banks	86,551,869	83,858,545	2,490,433	25,934	176,957	94,490,206
Debt securities at fair value through profit or loss	179	179	—	—	—	179
Other financial assets	1,669,502	1,660,739	8,763	—	—	289,941
Loans and other financing	37,816,856	37,529,890	286,908	—	58	36,975,616
Non-financial government sector	203	203	—	—	—	151
Other financial institutions	1,058,930	1,058,930	—	—	—	527,999
Non-financial private sector and residents abroad	36,757,723	36,470,757	286,908	—	58	36,447,466
Other debt securities	7,117,376	7,117,376	—	—	—	7,992,126
Financial assets pledged as collateral	2,396,560	2,396,560	—	—	—	2,451,183
Investments in equity instruments	15,300	15,300	—	—	—	29,255

TOTAL ASSETS	135,567,642	132,578,589	2,786,104	25,934	177,015	142,228,506

LIABILITIES
Deposits	116,021,083	113,959,236	2,061,847	—	—	126,374,461
Non-financial government sector	2,087,543	2,087,543	—	—	—	1,570,480
Financial sector	43,479	42,975	504	—	—	44,781
Non-financial private sector and residents abroad	113,890,061	111,828,718	2,061,343	—	—	124,759,200
Liabilities at fair value through profit or loss	—	—	—	—	—	484,686
Other financial liabilities	11,702,147	11,260,415	371,543	—	70,189	8,283,211
Financing received from the BCRA and other financial institutions	811,481	526,463	285,018	—	—	3,288,492
Other non-financial liabilities	896,917	872,655	24,262	—	—	1,258,491

TOTAL LIABILITIES	129,431,628	126,618,769	2,742,670	—	70,189	139,689,341

EXHIBIT O

DERIVATIVES

AS OF MARCH 31, 2020

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Weighted average term for settlement of differences	Amount
SWAPS	Financial transactions own account	—	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	44	800,030
REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	2	3,493,881
FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	1	1	99,124,542
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	4	2	112	15,927,458
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	4	2	107	38,887,464
OPTIONS	Financial transactions own account	Private securities	With delivery of underlying asset	OTC—Residents abroad	34	20	—	685,000

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.19	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetarty gain (loss) generated by allowances	Balances as of 03.31.20
Other financial assets	221,010	19,568	—	2,933	(17,042)	226,469
Loans and other financing	12,092,588	(215,317)	283,324	867,479	(1,132,703)	11,895,371
Other financial institutions	154,134	(8,063)	(24,500)	(2,505)	(8,796)	110,270
Non-financial private sector and residents abroad	11,938,454	(207,254)	307,824	869,984	(1,123,907)	11,785,101
Overdrafts	700,640	606,203	277,129	(25,459)	(53,601)	1,504,912
Instruments	986,798	(229,269)	(125,945)	(38,223)	(53,044)	540,317
Mortgage loans	152,775	(28,749)	14,484	118,297	(9,108)	247,699
Pledge loans	33,625	(5,018)	(62)	4,350	(2,326)	30,569
Consumer loans	1,458,425	(152,756)	168,537	(31,183)	(96,467)	1,346,556
Credit card loans	3,654,780	(510,981)	267,912	(64,392)	(244,193)	3,103,126
Finance leases	135,092	(19,345)	(1,743)	(6,062)	(9,188)	98,754
Other	4,816,319	132,661	(292,488)	912,656	(655,980)	4,913,168
Other debt securities	737	9	—	—	(53)	693
Contingent commitments	976,527	124,164	267,141	(16,125)	(64,712)	1,286,995

TOTAL ALLOWANCES	13,290,862	(71,576)	550,465	854,287	(1,214,510)	13,409,528

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT ON CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30 -50000319 -3

Report on the financial statements

We have audited the condensed interim separate financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the statement of financial position as of March 31, 2020, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”) and, particularly, for interim financial statements, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these condensed interim separate financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed interim separate financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim separate financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying condensed interim separate financial statements:

a)

As explained in Note 2 to the accompanying separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.

As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector. Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 3,676,608 thousand and $ 3,892,574 thousand as of March 31, 2020 and December 31, 2019, respectively, Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA,

ii.

As explained in Note 2.b), by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/2019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest. The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value, and

iii.

As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions.

b)

As indicated in note 5 to the accompanying condensed interim financial statements, and by virtue of BCRA Communications “A” 6778 and 6651, as from January 1, 2020, the Entity has adopted the changes in its accounting policies derived from the implementation of IFRS 9 in order to recognize impairment of its financial assets, excluding debt instruments of the nonfinancial public sector, and IAS 29 for the purposes of presenting the financial statements stated in the reporting currency at period-end. Such changes are applied retroactively from January 1, 2019 as provided for by the regulatory authorities, which implies changes to the financial statements filed as of December 31, 2018, March 31, 2019 and December 31, 2019, for comparative purposes, as disclosed in such note.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)

The accompanying condensed interim separate financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 2 to the condensed interim financial statements,

b)

As of March 31, 2020, as disclosed in Note 2 to the accompanying financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV), and

c)

As of March 31, 2020, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $ 239,176,149, no amounts being due as of that date.

City of Buenos Aires, June 8, 2020

KPMG

Mauricio G. Eidelstein

Partner

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of March 31, 2020, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period then ended, and their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of March 31, 2020, which include the separate condensed statement of financial position, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows as of such date, and its related notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on June 8, 2020, issued their limited review report on the interim financial statements as of March 31, 2020, including an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in item 4, on the accompanying interim financial statements of BBVA for the three-month period ended March 31, 2020 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4.	Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.

as explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in item 5.5 of IFRS 9, excluding from its scope non-financial government sector debt instruments. Had the impairment model set forth in item 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 3,676,608 thousand and $ 3,892,574 thousand as of March 31, 2020 and December 31, 2019, respectively. Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in item 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA.

ii.

as explained in notes 2.b) to the consolidated and separate financial statements and 16 to the consolidated financial statements, in connection with the partial disposal of the equity interest in Prisma Medios de Pago S.A., the remaining portion was booked under “Investments in Equity Instruments,” and measured at fair value through profit or loss, based on a valuation report on such company prepared by an external appraiser, net of the valuation adjustment established by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criterion applied constitutes a deviation from IFRS 9 as concerns the measurement of equity instrument at fair value, and

iii.

as explained in note 2.c), they have been prepared considering the rules set forth in Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 in connection with the treatment to be given to uncertain tax positions.

As explained in note 5 to the consolidated financial statements, and pursuant to the provisions of Communications “A” 6778 and 6651 issued by the BCRA, the Entity has adopted effective January 1, 2020, the changes in the accounting policies arising from the implementation of IFRS 9 as regards the recognition of the impairment of financial assets, excluding non-financial government sector debt instruments and IAS 29 as concerns the presentation of financial statements expressed in the measuring unit current at the reporting period end. Such changes are applied retrospectively as of January 1, 2019 as set forth by the BCRA, implying changes to the financial statements as of December 31, 2018, March 31, 2019 and December 31, 2019, presented for comparative purposes, which are described in such note.

5.	Information Required by Applicable Provisions

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity’s financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards issued by the BCRA.

The financial statements referred to in paragraph 1 are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records also pending transcription into the Daily Ledger, considering the situation described in Note 57 to the referred consolidated condensed interim financial statements and in Note 2 to the separate condensed interim financial statements.

Pursuant to the BCRA’s requirements, as of March 31, 2020, as it arises from note 52 to the consolidated condensed financial statements and note 2 to the separate interim financial statements, the Entity’s shareholders’ equity and minimum cash contra-account in eligible assets exceed the respective minimum required by the Argentine Securities Commission (CNV).

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550, including attending to Board of Directors’ meetings.

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, June 8, 2020

ALEJANDRO MOSQUERA

ATTORNEY

On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

MARCH 31, 2020

(Consolidated, stated in thousands of pesos)

These consolidated condensed interim financial statements for the three-month period ended March 31, 2020 are prepared pursuant to the financial reporting framework established by the Argentine Central Bank (BCRA) pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under Item 5.5. of IFRS 9, except for debt instruments issued by the non-financial public sector which were temporarily excluded from the scope of such standard.

In addition, on March 19, 2020, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in Item 5.5 of IFRS 9 until fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of March 31, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of March 31, 2020 and December 31, 2019.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of March 31, 2020, the Entity’s total assets, liabilities and shareholders’ equity amounted to 512,654,275; 423,879,261; and 88,775,014; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.6 million active customers as of March 31, 2020. That network includes 246 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 878 ATMs, 850 self-service terminals, 15 in-company banks, two points of Customer service booths.

Information not Covered by the Review Report.

Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform, and a mobile banking app. As for its payroll, Banco BBVA Argentina S.A. has 6,233 employees, including 98 employees of BBVA Asset Management Argentina S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (total effective employees, net of temporary replacements).

The loans portfolio net of allowances for loan losses totaled 218,537,669 pesos as of March 31, 2020, reflecting a decrease by 20.52% as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, the latter have experienced the most remarkable increase due to the consolidation, having increased by 247.37% compared with the previous year. Excluding such loans, credit cards have shown the most significant growth during the period, up by 4.07%, or 2,752,131 in nominal terms. Regarding mortgage loans, they show the impact of increasing inflation.

BBVA Argentina S.A.’s consolidated market share in private-sector financing was 8.35% at period-end, based on the BCRA’s daily information (principal balance as of the last day of each quarter on a consolidated basis).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 2.78%, with a coverage level (total allowances/irregular performance) of 186.69% as of March 31, 2020.

The total exposure for securities totaled 77,017,329 pesos as of March 31, 2020, including repos both with the BCRA and Argentina.

In terms of liabilities, customers’ resources totaled 327,959,863, with a 20.68% decrease over the last twelve months.

The consolidated market share of deposits to the private sector of Banco BBVA Argentina S.A. reached 6.79% at period-end, based on the daily information of the BCRA (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items:

Banco BBVA Argentina S.A. recorded an accumulated profit of 3,107,396 as of March 31, 2020, representing a return on average shareholders’ equity of 3.70%, a return on average assets of 0.56%, and a return on average liabilities of 0.66%.

Net accumulated interest income totaled 16,441,216, with a 9.29% growth as compared to March 2019, mainly driven by an increase in interest from government securities and interest from credit card loans, offset by an increase in interest expenses for time deposits.

Net accumulated commission income totaled 1,875,852, dropping 18.52% compared to March 2019. This decrease is mainly due to higher income due to the rise in prices, commissions linked to liabilities (deposits), credit cards and foreign trade and currency transactions, offset by commission expenses for credit and debit cards.

Accumulated administrative expenses and personnel benefits totaled 8,029,219, a 9.05% growth in relation to those recorded for March 2019. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grew due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Information not Covered by the Review Report.

Outlook

BBVA Argentina is immersed in a complex scenario, which combines, on the one hand, the health emergency brought about by the Covid-19 pandemic, and on the other hand, a local economy that has been recessionary for over two years now, coupled with staggering inflation levels.

Like most countries affected by the Covid-19, the Argentine Government implemented a lockdown that is still in place, through at varying phases, according to the status of the pandemic in each province.

Against this backdrop, BBVA Argentina has primarily focused on taking care of its employees’ and customers’ health. More than 90% of the employees engaged in the Bank’s central areas are working remotely, while the Bank has implemented all necessary in-branch measures to protect both its employees and customers.

At these times, the Bank’s Digital Transformation efforts initiated years before are gaining special relevance for it allows customers, despite the complex challenges posed by the lockdown, to do their banking business electronically, by means of the App and website. In particular, at the end of March, digital customers and mobile customers accounted for 56.1% and 67.8%, respectively, of active customers.

The Bank is actively monitoring the impact of the pandemic on its businesses, financial position and results of operations. The timing for a potential economic rebound at the local level will depend on the length and on the impact of the global health crisis, the resolution of Argentina’s macroeconomic weaknesses, and also the outcomes of the negotiation of its sovereign debt restructuring.

As we await recovery to come, BBVA Argentina is convinced it has a competitive advantage to face the current challenges, boasting a strong liquidity position, primarily backed by transactional funding at low cost, and suitable capital levels, well above regulatory requirements.

In addition, the Bank has also cooperated with the Argentine Government’s measures to help the real sector and the society in general tackle the current challenges, and has also undertaken other individual efforts, such as the donation of 20 million pesos to the Red Cross and the campaign “Seamos Uno” (Let’s Be One) to fight against the COVID-19.

As part of its commitment to the country, BBVA Argentina keeps working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection.

Information not covered by the Review Report.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	03.31.20	03.31.19
Total Assets	512,654,275	592,576,686
Total Liabilities	423,879,261	513,184,089
Shareholders’ Equity	87,048,694	79,342,806
Minority Interest	1,726,320	49,791
Total liabilities + Non-controlling interest + Parent’s Shareholders’ Equity	512,654,275	592,576,686

CONSOLIDATED STATEMENT OF PROFIT OR LOSS STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	03.31.20	03.31.19
Net interest income	16,441,216	15,044,070
Net commission income	1,875,852	2,302,257
Net income from measurement of financial instruments at fair value through profit or loss	1,000,110	3,752,589
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	(127,002)	(6,264)
Foreign currency quotation differences	1,237,269	1,975,765
Other operating income	1,038,967	5,268,011
Loan loss provision	(1,623,363)	(1,617,615)
Net operating income	19,843,049	26,718,813
Personnel benefits	(4,439,276)	(4,202,447)
Administrative expenses	(3,589,942)	(3,160,419)
Asset depreciation and impairment	(822,794)	(1,229,499)
Other operating expenses	(3,111,531)	(4,509,182)
Operating income	7,879,506	13,617,266
Income/(loss) from associates and joint ventures	27,177	(76,309)
Loss from net monetary position	(2,623,512)	(5,021,933)
Income before income tax	5,283,171	8,519,024
Income tax from continuing activities	(2,175,775)	(3,649,156)
Net income from continuing activities	3,107,396	4,869,868
Net income for the period	3,107,396	4,869,868

CONSOLIDATED CASH FLOW STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	03.31.20	03.31.19
Net cash (used in) operating activities	(14,109,543)	(1,772,858)
Net cash (used in)/generated by investing activities	(186,579)	1,470,577
Net cash (used in)/generated by financing activities	(1,300,777)	2,006,151
Effect of exchange rate changes	4,490,131	4,519,174
Effect of monetary income/(loss) on cash and cash equivalents	(10,822,349)	(16,293,218)

Total cash (used in) during the period	(21,929,117)	(10,070,174)

COMPARATIVE STATISTICAL DATA

WITH PREVIOUS FISCAL YEARS

(Variation of balances over the same period of the previous fiscal year)

03.31.20/31.03.19
Total loans	-20.52%
Total deposits	-20.68%
Income/(loss)	-36.19%
Shareholders’ Equity	11.82%

COMPARATIVE RATIOS

WITH PREVIOUS FISCAL YEARS

	03.31.20	03.31.19
Solvency (a)	20.94%	15.47%
Liquidity (b)	47.44%	38.05%
Fixed asset-to-equity capital ratio (c)	34.11%	42.93%
Indebtedness (d)	4.77	6.46

(a)	Total Shareholders’ Equity/Liabilities (including minority interest).
(b)	Sum of cash and deposits in banks, government and private securities /deposits.
(c)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(d)	Total Liabilities (including minority interest)/Shareholders’ Equity.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

a)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the comparability of the financial statements with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new registered, common shares. Refer to Note 30. Share Capital of the Consolidated Financial Statements of Banco BBVA Argentina S.A

On October 9, 2019, the CNV issued Resolution 20484/2019 as concerns the merger of the Bank with BBVA Francés Valores S.A. The share capital resulting after the merger amounts to $ 612,710,079, and is composed of an equal number of book-entry common shares of $1 each and entitled to one (1) vote per share.

As of the date of these consolidated financial statements, the merger and the ensuing capital increase are in the process of being registered with the IGJ.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D—Breakdown by Term of Loans and Other Financing”, and “Exhibit I—Breakdown of Financial Liabilities by Remaining Terms” of Banco BBVA Argentina S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	156,144,068	24,375,726	211,586	37,806,289	—

TOTAL	156,144,068	24,375,726	211,586	37,806,289	—

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and liabilities
Deposits	110,592,069	2,271,170	72,676,753	116,306,099	26,113,772
Other liabilities (1)	13,620,936	—	57,596,691	285,018	13,142,940

TOTAL	124,213,005	2,271,170	130,273,444	116,591,116	39,256,714

(1)

Includes Derivatives, Repo transactions, Other financial liabilities, Financing received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 45. Subsidiaries and Note 46. Related Parties to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.

Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property, plant and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of property, plant and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	8,380,503	37,326,337
Building, machines, IT equipment, furniture, fixtures, signals, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	32,545,938	29,317,365
Motor vehicles	All kinds of risks and third-party insurance	182,562	43,690

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

Refer to Note 48 Restrictions on the payment of dividends to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: July 27, 2020	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer